CONFIDENTIAL TREATMENT REQUESTED BY PRESTIGE WEALTH INC.

As confidentially submitted to the Securities and Exchange Commission on February 15, 2019

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Prestige Wealth Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	8900	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 5102, 51/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong
+852 2122 8588

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hunter Taubman Fischer & Li  LLC
1450 Broadway, 26th Floor
New York, NY 10018
(917) 512-0827

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Ying Li, Esq.
Guillaume de Sampigny, Esq.
Hunter Taubman Fischer & Li LLC
1450 Broadway, 26th Floor
New York, NY 10018
(917) 512-0827

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(3)		Amount of Registration Fee
Ordinary Shares, par value $0.001 per share(1)(2)	—	—	$	[●]	$	[●]
Underwriter’s Warrant(4)	—	—		—		—
Ordinary Shares underlying representatives’ warrants(1)(2)	—	—		—		—
Total	—	—	$	[●]	$	[●]

(1)	There is no current market for the securities or price at which the shares are being offered. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Pursuant to Rule 416 under the Securities Act, there is also being registered hereby such indeterminate number of additional Ordinary Shares of the Registrant as may be issued or issuable because of stock splits, stock dividends, stock distributions, and similar transactions.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act.
(4)	The Registrant will issue to the underwriter, warrants to purchase a number of Ordinary Shares equal to an aggregate of [●] percent ([●]%) of the Ordinary Shares sold in the offering. The warrant will have an exercise price equal to [●]% of the offering price of the Ordinary Shares sold in this offering. The ordinary shares underlying the underwriter warrants are exercisable within [●] years after the effective date of the registration statement, commencing 180 days from the closing of the offering at any time, and from time to time, in whole or in part.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

CONFIDENTIAL TREATMENT REQUESTED BY PRESTIGE WEALTH INC.

As confidentially submitted to the Securities and Exchange Commission on February 15, 2019

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED FEBRUARY 15, 2019

Ordinary Shares
(minimum offering amount)

Ordinary Shares
(maximum offering amount)

Prestige Wealth Inc.

This is an initial public offering of our ordinary shares, $0.001 par value per share (“Ordinary Shares”). We are offering on a best efforts basis a minimum of and a maximum of our Ordinary Shares. Prior to this offering, there has been no public market for Ordinary Shares. We expect the initial public offering price will be in the range of $[●] to $[●] per Ordinary Share. We plan to reserve the symbol [“●”] for purposes of listing our Ordinary Shares on the NYSE American and plan to apply to list our Ordinary Shares on the NYSE American.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 7 to read about factors you should consider before buying our Ordinary Shares.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary— “Implications of Our Being an “Emerging Growth Company” on pages 4 and 18, respectively.

	Number of Ordinary Shares	Initial Public Offering Price	Underwriting Discounts and Commissions (1)	Proceeds to Our Company Before Expenses (2)
Minimum		$	$	$
Maximum		$	$	$

(1)	See “Underwriting” in this prospectus for more information regarding our arrangements with the underwriter.

(2)	The total estimated expenses related to this offering are set forth in the section entitled “Discounts, Commissions and Expenses.”

The underwriter is selling our Ordinary Shares in this offering on a best efforts basis. The underwriter is not required to sell any specific number or dollar amount of Ordinary Shares but will use its best efforts to sell the Ordinary Shares offered. One of the conditions to our obligation to sell any securities through the underwriter is that, upon the closing of the offering, the Ordinary Shares would qualify for listing on the NYSE American.

We do not intend to close this offering unless we sell at least the minimum number of Ordinary Share, at the price per Ordinary Share set forth above, to result in sufficient proceeds to list our Ordinary Shares on the NYSE American. The offering may terminate on the earlier of (i) any time after the minimum offering amount of our Ordinary Shares is raised, or (ii) 90 days from the effective date of this prospectus, or the expiration date. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us after deducting certain escrow fees. The proceeds from the sale of the Ordinary Shares in this offering will be payable to “Prestige Wealth Inc., [●], as Escrow Agent” and will be deposited in a separate (limited to funds received on behalf of us) non-interest bearing trust bank account until the minimum offering amount is raised. If we do not raise the minimum offering amount of $[●], we will not conduct a closing of this offering and will return to investors all amounts previously deposited by them in escrow, without interest or deduction.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated [●], 2019.

 i

About this Prospectus

We and the underwriter have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●

“high net worth individuals” in the PRC refers to people who own individual investable assets including financial assets and investment property with total value over RMB10 million (approximately $1.5 million).

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

●	“PAI” are to our wholly-owned subsidiary, Prestige Asset International Inc. 盛德資產國際有限公司, a company incorporated in the British Virgin Islands;

●	“PAM” are to our wholly-owned subsidiary, Prestige Asset Management Limited, 盛德資產管理有限公司, a Hong Kong corporation;

●	“PGAM” are to our wholly-owned subsidiary, Prestige Global Asset Management Limited, a company incorporated in the Cayman Islands;

●	“PPWM” are to our wholly-owned subsidiary, Prestige Private Wealth Management Limited 盛德家族財富管理有限公司, a company incorporated in the British Virgin Islands;

●	“PWM” are to our wholly-owned subsidiary, Prestige Wealth Management Limited, 盛德財富管理有限公司, a Hong Kong corporation;

●	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of Prestige Wealth Inc., par value $0.001 per share;

●

“ultra high net worth individuals” are to people who own individual investable assets including financial assets and investment property with total value over RMB30 million (approximately $4.5 million), and

●	“we”, “us” or the “Company” are to Prestige Wealth Inc., and its subsidiaries.

Our business is conducted in Hong Kong through our two British Virgin Islands subsidiaries, PAI and PPWM, using Hong Kong dollars, the currency of Hong Kong. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Hong Kong dollars to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

 ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors” before deciding whether to buy our Ordinary Shares. This prospectus contains certain estimates and information from an industry report commissioned by us and prepared by Frost & Sullivan Inc. (“Frost & Sullivan” and the report, the “Sullivan Report”), an independent market research firm, regarding our industries and our market positions in Hong Kong, the PRC and the greater Asia region. This prospectus also contains information and statistics relating to China’s economy and the industries in which we operate which are derived from various publications issued by market research companies and the PRC governmental entities, and have not been independently verified by us, the underwriter or any of their respective affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside of China.

Overview

We are a rapidly growing wealth management and asset management service provider based in Hong Kong. We assist our clients in identifying best-matched global wealth management products and asset management products. Our clients are primarily high net worth or ultra high net worth and ultra-high net worth individuals in Asia. The term “high net worth individuals” in the PRC refers to people who own individual investable assets including financial assets and investment property with total value over RMB10 million (approximately $1.5 million). The term “ultra high net worth individuals” refers to people who own individual investable assets including financial assets and investment property with total value over RMB30 million (approximately $4.5 million).

For our wealth management operation, we screen product brokers based upon the breadth of their products and their access to rare products, their professional expertise in advisory and product portfolio structuring and their reputation. For our asset management operation, we screen, select and make available high quality asset management products and services to our clients, and provide our clients with access to asset management products and services that our clients may otherwise not have access to as individual investors. These service capabilities enable us to offer long term, customized, value-adding and integrated services to our clients through client support in wealth management product origination and renewal, client maintenance and continuously discovering the evolving needs of our clients.

Our Wealth Management Services

Our clients’ sizeable amount of investable assets, on average above $5 million each, makes us an attractive and reliable source of funds to wealth management product brokers such as insurance brokers. We strive to better meet our clients’ specific and individualized needs by providing our clients with access to diversified product portfolios. Accordingly, we work with qualified product brokers who have access to a wide range of products from a selection of product providers and are capable of providing high quality diversification allocation for our clients.

Since the launch of our wealth management services in 2017, we have worked closely with product brokers (primarily insurance brokers), who distribute a variety of wealth management products. With our assistance, these product brokers are able to customize wealth management investment portfolios to meet the investment and wealth management needs of our clients. For the fiscal year ended September 30, 2018, we generated approximately 95% of our revenues through our wealth management services. In the same period and through the brokers we introduced, our clients have purchased insurance products from product brokers, with premiums for such products averaging more than HK$18 million (approximately $2.34 million) per client. While we currently work primarily with insurance brokers who source and customize portfolios of insurance products for our clients, we intend to expand the types of product brokers we work with in the near future so that our clients may have access to other types of wealth management products. We currently only work with brokers licensed in Hong Kong.

We started generating revenues from our wealth management services in the fiscal year ended September 30, 2018, primarily in the form of commissions paid to us directly by product brokers. The commissions paid by such product brokers are calculated based on the value of wealth management products that our clients purchase from such brokers. We deliver to our clients a continuum of value-adding services before, during and after our clients’ initial purchase of wealth management products, such as handling the administrative support for our clients for each renewal of insurance policies during the standard length of time the insurance policies are in effect. Some value-added services are complimentary which include personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, referrals to renowned high end medical and education resources. We do not charge our clients any fees for these value-added services.

The following is an illustration of our wealth management services which connect our high net worth clients to other market participants such as insurance brokers. The insurance brokers we work with distribute insurance products and policies. Insurance providers, such as insurance companies, may work with either their own insurance agents, or insurance brokers who source from a larger number of product providers, or both.

Our Asset Management Services

Asset management is the second aspect of our operation as carried out through our wholly owned subsidiary, PAI  and its subsidiaries. We launched our asset management operation in early 2017, acting as the investment advisor, and the fund manager for our clients through our subsidiaries. Prestige Global Asset Management Limited, our indirectly wholly owned subsidiary, serves as the manager of our investment funds, while Prestige Asset Management Limited, also our wholly owned subsidiary, serves as the investment advisor of our investment funds. The two funds we currently manage and advise, Prestige Global Allocation Fund (“PGA”) and Prestige Quantitative Opportunities Fund I SP (“SP1”), were incorporated in 2017 in the Cayman Islands as exempted companies. We carried out our asset management services through Prestige Asset Management Limited which is a Securities and Futures Commission type 9 licensed corporation in Hong Kong, while Prestige Global Asset Management Limited is incorporated in the Cayman Islands and has been registered as an “Excluded Person” with the Cayman Islands Monetary Authority (“CIMA”) under the Securities Investment Business Law (2015 Revision) of the Cayman Islands (the “SIB Law”).

Both funds are fund of funds (FOF) that invest in top ranked hedge funds with managed assets ranging from $2 billion to $20 billion based upon our proprietary fund selection models. We charge investors certain fees for managing and advising such funds, including subscription fees, performance fees and management fees. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition.” Our funds are set to continue operation unless terminated. For the fiscal years ended September 30, 2018 and 2017, we generated approximately 5% and 100% of our revenues through our asset management services.

Name of Fund	Type of fund	Establishment
Prestige Global Allocation Fund (“PGA”)	FOF	April 2017
Prestige Quantitative Opportunities Fund I SP (“SP1”)	FOF	March 2017

Our Competitive Strengths

We believe the following competitive strengths have contributed, and will contribute, to our growth:

●	Significant Satisfaction, Approval from Client and High Client Retention

●	Client Experience Oriented, Customized, and High-Quality Value-Added Services

●	Word-of-Mouth Referral by Well-Connected Clients

●	Carefully Selected Business Partners such as Product Brokers and Underlying Fund Managers

●	Access to Highly Desirable but Scarce Products and Services

●	Experienced Management Team

Our Strategies

We aspire to become a trusted wealth management services brand among Asia’s high-net-worth individuals. To achieve this goal, we intend to leverage on our existing strengths and pursue the following strategies:

●  Further enhance our brand recognition among high-net-worth and ultra-high-net-worth individuals. We plan to continue to focus on client satisfaction through rigorous research and due diligence of product brokers; to conduct a wide range of marketing activities including industry conferences, brand marketing workshops as well as client appreciation events; to offer other value-added services that are highly sought after among high-net-worth and ultra-high-net-worth individuals.

●  Further grow our client base. We expect to continue to expand our client basis through expanding the network of high-net-worth individuals accessible through our existing clients; to further expand and systematically train our team of qualified client relationship managers to ensure that every single client could be abundantly and carefully served.

●  Grow our asset management business to include a larger number of funds and diversify the types of funds. We expect to increase fund categories such as fixed income funds and offer a wider variety of investment products, and to perform rigorous risk management; to recruit more industry experts to expand our investment research team and adopt more investment strategies.

●  Integrate resources and provide one-stop wealth preservation and management solution. We plan to become a one-stop solutions service provider in wealth preservation and management to more efficiently, effectively and conveniently provide professional advice to our clients. We aim at becoming long-term partners to our clients in asset allocation and family wealth inheritance.

●  Pursue strategic investments and acquisition opportunities. We may selectively invest in or acquire companies that are complementary to our business, including opportunities that can further grow our current businesses and drive our long-term growth.

Corporate Information

Our principal executive offices are located at Suite 5102, 51/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong, and our phone number is +852 2122 8588. We maintain a corporate website at http://[●]. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our independent registered accounting firm on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this offering occurs; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Ordinary Shares offered by us	A minimum of [●] million Ordinary Shares and a maximum of [●] million Ordinary Shares.

Price per Ordinary Share	We currently estimate that the initial public offering price will be in the range of $[●] to $[●] per Ordinary Share.

Best efforts	The underwriter is selling our Ordinary Shares on a “best efforts” basis. Accordingly, the underwriter has no obligation or commitment to purchase any securities. The underwriter is not required to sell any specific number of dollar amount of Ordinary Shares but will use its best efforts to sell the Ordinary Shares offered.

We do not intend to close this offering unless we sell at least a minimum number of Ordinary Share, at the price per Ordinary Share set forth on the cover page of this prospectus, to result in sufficient proceeds to list our Ordinary Shares on the NYSE American.

Offering period	The Ordinary Shares are being offered for a period of 90 days commencing on the date of this prospectus. If the minimum offering amount is not raised within 90 days from the date of this prospectus, all subscription funds from the escrow account will be returned to investors promptly without interest or deduction of fees. The offering may close or terminate, as the case may be, on the earlier of (i) any time after the minimum offering amount of our Ordinary Shares is raised, or (ii) 90 days from the date of this prospectus although we retain the right to terminate the offering prior to the expiration of the 90-day period. If we raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.

Escrow account	The gross proceeds from the sale of the Ordinary Shares in this offering will be deposited in a non-interest bearing escrow account maintained by the escrow agent, [●], at [●]. All check will be deposited directly into the escrow account and all wire transfers will be wired directly to the escrow account. If we do not receive the minimum of $[●] by [●], 2019, all funds will be returned to purchasers in this offering on the next business day after the termination of the offering, without charge, deduction or interest. Prior to [●], 2019, in no event will funds be returned to you unless the offering is terminated. You will only be entitled to receive a refund of your subscription price if we do not raise a minimum of $[●] by [●], 2019. No interest will be paid either to us or to you. See “Underwriting — Escrow Agent and Deposit of Offering Proceeds.”

Ordinary Shares outstanding prior to completion of this offering	5,000,000 Ordinary Shares

Ordinary Shares outstanding immediately after this offering	[●] Ordinary Shares if the Ordinary Shares are offered and sold at the minimum offering amount in this offering; or [●] Ordinary Shares if the Ordinary Shares are offered and sold at the maximum offering amount in this offering.

Listing	[●]

NYSE American symbol	We will apply to have our Ordinary Shares listed on NYSE American.

Transfer Agent	[●]

Use of proceeds	We intend to use the proceeds from this offering to for working capital and general corporate purposes, including the expansion of our business. To the extent that we are unable to raise the maximum proceeds in this offering, we may not be able to achieve all of our business objectives in a timely manner. See “Use of Proceeds” for more information

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 7 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

Lock-Up	We, our directors and executive officers, and our existing beneficial owners of 5% or more of our outstanding Ordinary Shares have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities for a period ending [●] days after the commencement of sales of the offering. See “Underwriting” for more information.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth selected historical statements of comprehensive income (loss) for the years ended September 30, 2018 and 2017, and balance sheet data as of September 30, 2018 and 2017, which have been derived from our audited consolidated financial statements for those periods. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in the prospectus.

Selected Statements of Comprehensive Income (Loss) Information:

	For the years ended September 30,
	2018	2017
Net revenue
Wealth management services
Referral fees	$3,586,309	$-
Subtotal	3,586,309	-

Asset management services
Performance fees	89,594	10,849
Management fees	82,360	17,189
Subscription fees	8,500	59,671
Subtotal	180,454	87,709
Total net revenue	3,766,763	87,709

Operation cost and expenses
Selling, general and administrative expenses	248,328	246,352
Total operation cost and expenses	248,328	246,352

Income (loss) from operations	3,518,435	(158,643)

Other income	378	83

Income (loss) before income tax provision	3,518,813	(158,560)
Income tax provisions	567,275	-

Net income (loss)	$2,951,538	$(158,560)

Other comprehensive income (loss)
Foreign currency translation adjustment	1,964	(347)
Total comprehensive income (loss)	$2,953,502	$(158,907)

Earnings (loss) per ordinary share *
Basic and diluted	$0.590	$(0.032)

Weighted average number of ordinary shares outstanding *
Basic and diluted	5,000,000	5,000,000

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

Selected Balance Sheet Information:

	September 30, 2018	September 30, 2017
Total assets	$4,277,626	$227,348
Total liabilities	1,065,931	32,857
Total shareholders’ equity	3,211,695	194,491

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in the beginning of the fiscal year ended September 30, 2017 and have experienced a period of rapid growth in recent years. Our net revenue grew at a CAGR of 4,194.6% from the fiscal year ended September 30, 2017 to 2018. We anticipate significant continuing growth in the foreseeable future. However, we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to recruit, train, manage and motivate client relationship managers and other employees and manage our relationships with an increasing number of clients. Moreover, as we introduce new wealth management services or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced our business in 2016 when we formed our first asset management fund under our management. In 2017, we launched our operation as a service provider facilitating the purchase of wealth management products from third party brokers. We intend to further develop our wealth management business in the future by engaging with more product brokers, expanding to offer more diverse categories of wealth management products, and offering more value-added ancillary services to our clients. However, we cannot assure you that our efforts to further develop these businesses will be successful. If our wealth management business fails to grow, our future growth will be materially and adversely affected. Although we recorded net income for the fiscal year ended September 30, 2018, we cannot assure you that our results of operations will not be adversely affected for the fiscal year ending September 30, 2019 or any future period. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in Hong Kong.

We may not be able to continue to retain or expand our high-net-worth client base or maintain or increase the amount of investments made by our clients in the products distributed by the product brokers we work with.

We target Asia’s large populations of high-net-worth individuals as our clients. In light of Asia’s ever-evolving wealth management industry for high-net-wealth individuals we cannot assure you that we will be able to maintain and increase the number of our clients or that our existing clients will maintain the same level of investment in the wealth management products that we facilitate the distribution of. We primarily rely on commissions when our new and/or existing clients purchase new wealth management products, which we cannot assure you they will continue to purchase at the same rate or level. Our existing and future competitors may be better equipped to capture market opportunities and grow their client bases faster than us. We may lose our position if we fail to maintain or further grow our client base at the same pace. A decrease in the number of our clients or a decrease in their spending on the products that we facilitate the distribution of may reduce revenues derived from commissions and recurring service fees and monetization opportunities for our asset management services. If we fail to continue to meet our clients’ expectations on the returns from the products we distribute or manage or if they are no longer satisfied with our services, they may leave us for our competitors and our reputation may be damaged by these clients, affecting our ability to attract new clients, which will in turn adversely affect our financial condition and operational results.

Any material decrease in the commission rates for our services may have an adverse effect on our revenues, cash flow and results of operations.

We derive a significant portion of our revenues from commissions paid by wealth management product brokers when our clients purchase the products distributed by the brokers we introduce them to. The commission rates are set by such brokers or negotiated between such parties and us, and vary from wealth management product to product. Future commission rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers. These factors, which are not within our control, include the capacity of wealth management product providers to place new business and realize profits, client demand and preference for wealth management products, the availability of comparable products from other providers or brokers at a lower cost, the availability of alternative wealth management products to clients and the tax deductibility of commissions and fees. In addition, the historical volume of wealth management products that we introduce our clients to may have a significant impact on our bargaining power with third-party wealth management product brokers in relation to the commission rates for future products. Because we do not determine, and cannot predict, the timing or extent of commission rate changes with respect to the wealth management products, it is difficult for us to assess the effect of any of these changes on our operations. In order to maintain our relationships with the product brokers and to enter into contracts for new products, we may have to accept lower commission rates or other less favorable terms, which could reduce our revenues. If some of our key wealth management product brokers decide not to enter into new contracts with us, or our relationships with them are otherwise impacted, our business and operating results could be materially and adversely affected. Furthermore, as we continue to grow our asset management services, we may face similar fee rates risk in connection with our asset management services.

If we fail to attract and retain qualified client relationship managers, our business could suffer.

Our client relationship managers are solely responsible for maintaining relationships with our clients. Our client relationship managers serve as our day-to-day contacts with our clients and carry out a substantial portion of the client services we deliver. Their professional competence and approachability are essential to establishing and maintaining our brand image. As we further grow our business and expand into new cities and regions, we have an increasing demand for high quality client relationship managers. We have been actively recruiting and will continue to recruit qualified client relationship managers to join us. However, there is no assurance that we can recruit and retain sufficient client relationship managers who meet our high quality requirements to support our further growth. Even if we could recruit sufficient client relationship managers, we may have to incur disproportional training and administrative expenses in order to prepare our local recruits for their job. If we are unable to attract and retain highly productive client relationship managers, our business could be materially and adversely affected. Competition for relationship managers may also force us to increase the compensation of our client relationship managers, which would increase operating costs and reduce our profitability.

If any insurance products distributed by the product brokers we work with or our business practices or the business practices of any of the product brokers we work with are deemed to violate any new or existing Hong Kong laws or regulations, our business, financial condition and results of operations could be materially and adversely affected.

Insurance products and insurance products service providers are strictly regulated in Hong Kong. While we  believe we are not regulated as an insurance agent or an insurance broker under Hong Kong laws, we may be affected by Hong Kong financial regulations as a result of the insurance products distributed by the product brokers we work with and our relationships with those product brokers. If any insurance products distributed by such product brokers is deemed to violate any Hong Kong laws or regulations, we may be liable for assisting in distribution of the product, even if we are not its direct provider. If any of the product brokers we work with is deemed to violate any Hong Kong laws or regulations, we may be jointly liable due to the services we provide. We may have to terminate our relationships with such product brokers. As a result of any of the foregoing, our business, financial condition and prospects will be materially and adversely affected.

We generate the majority of our revenues through a limited number of product brokers.

We generate the majority of our total revenues through a limited number of product brokers. We generated all of our total revenues from wealth management service through cooperation with three wealth management product brokers in fiscal year 2018, among which approximately 76.93% of our total revenues were generated through cooperation with Blue Ocean Wealth Management (Hong Kong) Limited. Our partnerships with these product brokers are not on an exclusive basis, and the contract durations are short. If these product brokers change their policies, terminate their business relationship with us or do not renew their agreements with us, our business and result of operations may be materially and adversely affected. If we are not able to expand into new verticals and increase penetration in existing verticals to increase the number of our product brokers, retain our existing relationships with product brokers or renew our existing contracts with product brokers on terms favorable to us, our results of operations will be materially and adversely affected.

We currently generate the majority of our revenues through a limited selection of wealth management products.

We generate the majority of our total revenues through a limited selection of wealth management products. We generated approximately 93% of our total net revenue for the year ended September 30, 2018 from the subscription by our clients of savings plan. If any product providers decide to terminate underwriting savings plan policies, our clients may not immediately subscribe to other policies, or other wealth management products, and our business and result of operations may be materially and adversely affected. Additionally, if any product providers decide to decrease the referral fees associated with savings plan policies, our revenues are expected to decrease, and our business and result of operations may be materially and adversely affected. If our clients decide to work with other service providers to subscribe for other wealth management products, our results of operations will be materially and adversely affected.

The wealth management products that the product brokers distribute to our clients involve various risks and the failure of product brokers to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

The product brokers we work with distribute a broad variety of wealth management products supplied by third party product providers, which currently are primarily general insurance products and investment-linked insurance products. These products often have complex structures and involve various risks. The product brokers we work with must accurately describe the products to, and evaluate them for, our clients. Our success in facilitating purchase and sale of wealth management products by and between the product brokers and our clients depends, partly, on the clients’ trust on us to recommend quality product brokers who have the knowledge know-how and expertise to advise on the various risks. If the product brokers we work with fail to identify and fully appreciate the risks associated with products that are distributed to our clients, or fail to disclose such risks to our clients, and as a result our clients suffer financial loss or other damages resulting from their purchase of the wealth management products following our recommendation of the product brokers, our reputation, client relationships, business and prospects will be materially and adversely affected.

Any failure to ensure and protect the confidentiality of our clients’ personal data could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

Our services involve the exchange of information, including detailed personal and financial information regarding our clients, through a variety of electronic and non-electronic means. We rely on a complex network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. If we do not maintain adequate internal controls or fail to implement new or improved controls, this data could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we inappropriately disclose any client’s personal information, or if third parties are able to penetrate our network security or otherwise gain access to any client’s name, address, portfolio holdings, or other personal information. Any such event could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition.

The funds we manage can be liquidated periodically, which has occurred and may occur in the future, which may result in an adverse effect on our business, results of operations and/or financial condition.

According to the relevant Cayman Islands laws and regulations governing private funds, private funds can be liquidated before the maturity date either as permitted by law or as contractually agreed to by the fund manager and fund investors. Pursuant to the fund documents signed by us and the fund investors, our funds can be liquidated periodically. Pursuant to the fund documents signed by us and the fund investors, we, as fund manager, also have the right to liquidate the two funds upon the occurrence of certain events as provided in the fund documents. As such, if all investors in the funds we currently manage and advise liquidate, we will be unable to receive our performance fees and carried interest as expected, which could result in an adverse effect on our business, results of operations and/or financial condition.

Poor performance of the funds that we manage would cause a decline in our revenue, income and cash flow, and could adversely affect our ability to raise capital for future investment funds.

If we fail to manage the risk of our private investment funds or fail to adjust our fund selection model in accordance with market conditions, our asset management clients may suffer a loss, and in turn, liquidate their positions in our funds resulting in a decrease in our revenues.

In the event that any of the funds that we manage were to perform poorly, our revenue, income and cash flow could decline. Poor performance of our investment funds could also make it more difficult for us to raise new capital. Investors might decline to invest in future investment funds we raise. Investors and potential investors in our funds continually assess the performance of the funds that we manage, and our ability to raise capital for existing and future investment funds will depend on the continued satisfactory performance of such funds. Accordingly, poor fund performance may deter future investment in the funds we manage and thereby decrease the capital invested in such funds and ultimately our management fee income. Alternatively, in the face of poor fund performance, investors could demand lower fees or fee concessions for existing or future funds which would likewise decrease our revenue.

A decline in the value of the underlying assets to our funds could negatively impact our revenues and profitability.

Investment performance is a key competitive factor for assets in the funds managed by us. Strong investment performance helps us to retain and expand our client base. Strong investment performance is therefore an important element to our goals of maximizing the value of the assets under our management. There can be no assurance as to how future investment performance will compare to our competitors or that historical performance will be indicative of future returns. Any drop or perceived drop in investment performance as compared to our competitors could cause a decline in the purchase of investment products and services from us through our asset management operation or from our product brokers through our wealth management operation. These impacts may also reduce our aggregate amount of assets under management and management fees. As we manage and advise fund of funds that invest in top ranked hedge funds where the investment performance and the investment strategies of the underlying assets are not controlled by us, but determined by the managers of the underlying funds and other economic and market events not controlled or foreseeable by us, such as interest rate fluctuation, Global Financial Crisis, flash crash and other black swan events.

In addition, the profitability of our growing asset management services depends on fees charged based on the value of assets under management. Any impairment on the value of the underlying assets to our fund of funds, whether caused by fluctuations or downturns in the underlying markets, the underlying funds or otherwise, will reduce our revenues generated from asset management business, which in turn may materially and adversely affect our overall financial performance and results of operations.

Any failure by us to comply with applicable anti-money laundering laws and regulations in our asset management business could damage our reputation.

We are required to comply with applicable anti-money laundering and anti-terrorism laws and regulations in Hong Kong in respect of our assets management operation. These regulations require us, among others, to perform verification of customer identification, reporting of suspicious transactions, and preservation of customer identification information and transaction records See “Regulations—Regulations Related to our Business Operation in Hong Kong—Regulations related to anti-money laundering and counter-terrorist financing” for further details. While we have adopted relevant procedures and polices such as client due diligence in name screening checking for client onboarding, reviewing client profiles, transactions and funds transfer. We also conduct anti-money laundering risk self-assessment for reviewing our anti-money laundering policy and procedures periodically to ensure that we complies with anti-money laundering guidance and counter-terrorist financing guideline we cannot assure you that we will be able to establish and maintain effective anti-money laundering and anti-terrorism financing policies and procedures to completely eliminate any risk of being exploited for money laundering or terrorism financing purposes or that such policies and procedures, if adopted, will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations.

Furthermore, if any of the hedge funds that we invest in fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including employee misconduct.

We have devoted significant resources to developing our risk management policies and procedures and will continue to do so. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Many of our risk management policies are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.

Moreover, we are subject to the risks of errors and misconduct by our employees, which include:

●	engaging in misrepresentation or fraudulent activities when we market our brand as a wealth management service provider to clients and potential clients;

●	improperly using or disclosing confidential information of our clients, third-party wealth management product brokers or providers or other parties;

●	concealing unauthorized or unsuccessful activities; or

●	otherwise not complying with laws and regulations or our internal policies or procedures.

Although we have established an internal compliance system to supervise service quality and regulation compliance, these risks may be difficult to detect in advance and deter, and could harm our business, results of operations or financial performance.

In addition, although we perform due diligence on potential clients, we cannot assure you that we will be able to identify all the possible issues based on the information available to us. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Our failure to respond in a timely and cost-effective manner to rapid product innovation and service upgrading in the financial industry may be have an adverse effect on our business and operating results.

The financial industry is increasingly influenced by frequent new product and service introductions and evolving industry standards. We believe that our future success will depend on our ability to continue to anticipate the evolving needs of our clients, product innovations and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that we may not successfully identify service opportunities in our wealth management services operation and new product opportunities in our asset management operation or introduce these opportunities in a timely and cost-effective manner. In addition, service and product opportunities that our competitors develop or introduce may render our services and products noncompetitive. As a result, we can give no assurances that service upgrades and product innovation that may affect our industry in the future will not have a material adverse effect on our business and results of operations.

Non-compliance on the part of third parties with which we conduct business could disrupt our business and adversely affect our results of operations.

Our third-party product brokers, providers or other business counterparties may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may affect our business activities and reputation and in turn, our results of operations. Although we conduct due diligence on our business counterparties, we cannot be certain whether any such counterparty has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. We cannot assure you that these counterparties will continue to maintain all applicable permits and approvals, and any non-compliance on the part of these counterparties may cause potential liabilities to us and in turn disrupt our operations.

The impairment or negative performance of other participants in the financial services industry could adversely affect us.

We routinely work with counterparties in the financial services industry, including asset management companies, product brokers and other institutions, when providing our services. A decline in the financial condition of one or more financial services institutions may expose us to credit losses or defaults, limit our access to liquidity or otherwise disrupt the operations of our businesses. While we regularly assess our exposure to different industries and counterparties, the performance and financial strength of specific institutions are subject to rapid change, the timing and extent of which cannot be known.

Downgrades in the credit or financial strength ratings assigned to the counterparties with whom we transact or other adverse reputational impacts to such counterparties could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties. As a result, our operations and financial performances may be adversely impacted.

If we fail to promote and maintain our brand in a cost-efficient way, our business and results of operations may be harmed.

We believe that, in addition to relying on word-of-mouth client referral through our excellent services, developing and maintaining awareness of our brand effectively is critical to attracting new clients and retaining existing ones. This depends largely on the effectiveness of our client acquisition strategy, our marketing efforts, our cooperation with our business partners and the success of the channels we use to promote our services. If any of our current client acquisition strategies or marketing channels become less effective, more costly or no longer feasible, we may not be able to attract new clients in a cost-effective manner or convert potential clients into using our financial services.

It is likely that our future marketing efforts will require us to incur expenses. These efforts may not result in increased revenues in the immediate future or any increases at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring additional expenses, our results of operations and financial condition would be adversely affected, and our ability to grow our business may be impaired.

Our business depends on the continued efforts of our senior management. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. In particular, Mr. Shi, our chairman and CEO is critical to the management of our business and operations and the development of our strategic direction. While we have provided various incentives to our management, there can be no assurance that we can continue to retain their services. If one or more members of our senior management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. Any new executive we recruit may fail to develop or implement effective business strategies. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in Hong Kong or we may be unable to enforce them at all.

We may fail to obtain and maintain licenses and permits necessary to conduct our operations in Hong Kong, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in Hong Kong.

The laws and regulations governing the financial services industry in Hong Kong are mainly the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the SFO, and its subsidiary legislation. Depending on the type of products and services being offered, financial service providers may be subject to the supervision and scrutiny by different authorities, and may be required to obtain and hold different licenses or permits. See “Regulation” for further details.

We currently hold the following licenses, through Prestige Asset Management Limited, from the Securities and Futures Commission of Hong Kong, or the SFC: (i) SFO Type 4 License, effective as of November 15, 2016, for conducting regulated activities related to advising on securities; and (ii) SFO Type 9 License, effective as of November 15, 2016, for conducting regulated activities related to asset management. We cannot assure you that we will be able to maintain our existing licenses, qualifications or permits, renew any of them when their current term expires or obtain additional licenses necessary for our future business expansion. Failure to comply with the applicable laws, rules and regulations may result in fines, injunctive orders, deregistration and other penalties, as well as adverse reputational risk, including negative publicity or perception. In extreme cases, we may be hampered or prevented from conducting business in a normal manner and some or all of our licenses may be suspended or revoked. Withdrawal, amendment, revocation or cancellation of any regulatory approval in respect of any part of our activities could cause us to cease conducting a particular regulated activity or change the way in which it is conducted. Furthermore, we have to ensure continuous compliance with all applicable laws, regulations and guidelines, and satisfy the SFC that Prestige Asset Management Limited remains fit and proper to be licensed. If there is any change or tightening of the relevant laws, regulations and guidelines, it may materially and adversely affect our business operation. We cannot assure you that we will be able to maintain our qualification to sell private investment fund products or other regulated fund products. Accordingly, our business operations and financial results might be materially and adversely affected.

We may also be subject to regulatory inspections and investigations from time to time. With respect to SFC investigations, we may be subject to secrecy obligations under the SFO whereby we are not permitted to disclose certain information relating to the SFC investigations. Also, unless we are specifically named as the party that is being investigated under the SFC investigation, we generally do not know whether we, any member of our Group, or any of their respective directors or staff or any responsible officer or licensed representative of Prestige Asset Management Limited is the subject of the SFC investigations. If the results of the inspections or investigations reveal serious misconduct, the SFC may take disciplinary actions which would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers or licensed representative and/or any of our staff. Any of such disciplinary actions could have an adverse impact on our business operations and financial results.

With respect to our wealth management services operation, while we believe that we are not required to obtain additional licenses, we cannot assure you that we will not be deemed to be directly distributing wealth management products  or be deemed by government authority as carrying on the business as an insurance agent or insurance broker if they interpret the relevant rules differently and may be subject to registration of licenses and permits, and regulation under the Insurance Ordinance (Chapter 41 of the Laws of Hong Kong).  In such cases, we may need to cease the provision of such services or obtain the relevant licenses and qualifications.

In addition, if future Hong Kong regulations require that we obtain additional licenses or permits in order to continue to conduct our business operations, there is no guarantee that we would be able to obtain such licenses or permits in a timely fashion, or at all. It is also possible that changes or adverse outcomes of regulatory reviews would restrict the range of services that we are able to offer or the fees that we are able to charge. This could increase our costs of maintaining regulatory compliance. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

PGAM being incorporated in the Cayman Islands, have been registered as an “Excluded Person” with the Cayman Islands Monetary Authority (“CIMA”) under the Securities Investment Business Law (2015 Revision) of the Cayman Islands (the “SIB Law”). We cannot assure you that we will be able to maintain our existing status or qualifications as an “Excluded Person”.

We have amounts due from an immediate family member of one of our directors and as result we may be deemed to be in violation of Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits an issuer from extending or maintaining personal loans to its directors or executive officers. As a result, we could become subject to criminal, civil or administrative sanctions or penalties and we may also face potential private securities litigation.

In November 2017, the Company started to generate revenues from its wealth management services operation in Hong Kong. In light of the small scale of the business at inception and the considerable amount of formalities and time required to open a corporate bank account, the individual bank account of Ms. Xinyu Zhao was used to collect referral fees earned by the Company. Ms. Zhao is the spouse of Mr. Chi Tak Sze, our director and controlling shareholder. In August 2018, the Company opened its corporate bank account in Hong Kong for its wealth management services and immediately ceased using Ms. Zhao’s individual bank account to collect referral fees.

As a result of this lack of corporate bank account specific to our wealth management services, any referral fees earned by the Company during the period from November 2017 to August 2018 were received in Ms. Zhao’s personal bank account and the Company had amounts due from Ms. Zhao in the amount of $2,993,980 as of September 30, 2018 and $2,653,794 as of January 31, 2019. The balance has not yet been fully returned to the Company. Pursuant to an acknowledgement letter executed by Ms. Zhao dated December 31, 2018, the unpaid balance is expected to be paid off in full as soon as practicable but no later than the effectiveness of this Registration Statement on Form F-1.

Section 402 of the Sarbanes Oxley Act of 2002 prohibits “issuers” from extending or maintaining credit to directors or executive officers in the form of a personal loan. As the unreturned amounts owed by Ms. Zhao, the spouse of our director Mr. Sze, may be deemed a personal loan given by us to a director (including loans extended to, or other arrangements made with, immediate family members of directors or officers), we may be deemed to have violated Section 402 of the Sarbanes-Oxley Act of 2002. Violations of the Sarbanes-Oxley Act of 2002 could result in significant penalties, including censure, cease and desist orders, revocation of registration and fines. If the SEC were to commence an investigation or institute proceedings to enforce a violation of this statute or other federal securities laws as a result of the balances due from Ms. Zhao, we may become a party to litigation or proceedings over these matters, and the outcome of such litigation or proceedings, alone or in addition to the costs of litigation, may materially and adversely affect our business.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of high net worth and ultra-high net worth individuals or enterprises that are current or potential clients, is critical to our business. Our reputation and brand is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We are subject to lawsuits and other claims in the ordinary course of our business. In particular, we may face arbitration claims and lawsuits brought by our clients who have bought wealth management products from brokers recommended by us which turned out to be unsuitable or by our clients who invested in the asset management funds we operate. We may also encounter complaints alleging misrepresentation on the part of our relationship managers or other employees or that we have failed to carry out a duty owed to them. This risk may be heightened during periods when clients are experiencing losses or when the wealth management products do not provide the returns as expected. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation. The contracts between ourselves and third party wealth management product providers do not provide for indemnification of our costs, damages or expenses resulting from such lawsuits. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and operating results. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We generated cash flows from operating activities in the amount of $232,774 in fiscal year 2018, an increase of $480,677 compared to cash flows used in operating activities in the amount of $247,903 in fiscal year 2017. In addition, we generated a net gain of approximately $2,951,538 during the fiscal year 2018. We cannot assure you that our business model will allow us to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our company’s development. Inability to collect our commissions from service providers in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and operating results. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure that this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions, or to grow our business substantially. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure that financing will be available in amounts or on terms acceptable to us, if at all.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our copyright, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business—Intellectual Property” and “Regulation—Regulation on Intellectual Property Rights.” Thus, we cannot ensure that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will provide us with competitive advantages. Moreover, our business partially relies on technologies developed or licensed by third parties, and we may not be able to obtain licenses and technologies from third parties on reasonable terms, or at all.

Third parties may obtain and use our intellectual property without our due authorization. Confidentiality, invention assignment and non-compete agreements may be breached by counter-parties. In such cases, we may need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Such legal actions to enforce our intellectual property rights could result in substantial costs and a diversion of our managerial and financial resources. We cannot assure you that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and operating results.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of Hong Kong’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Hong Kong are still evolving and are uncertain, and we cannot ensure that Hong Kong courts or regulatory authorities would agree with our analysis. If we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including client relationship management, asset management professionals, macro analysis professionals. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we plan to invest significant time and expenses in training our employees, which we expect will increase their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our high net worth clients, resulting in a material adverse effect to our business.

Increases in labor costs in the Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. See “Regulations—Regulations Related to Our Business Operation in Hong Kong—Regulations related to employment and labor protection—Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)” for details. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

We do not have any business insurance coverage.

Currently, while we do maintain worker’s injury insurance, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

Risks Related to Our Corporate Structure

Our controlling shareholder has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of the date of this prospectus, Our founder Mr. Chi Tak Sze beneficially owns an aggregate of approximately 74.48% of our issued and outstanding Ordinary Shares through Prestige Financial Holdings Group Limited. As a result of Mr. Sze’s substantial shareholding, Mr. Chi Tak Sze has a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Chi Tak Sze may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of September 30, 2017 and 2018, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States as of September 30, 2018. The material weakness identified related to limit accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting.

We are implemented measures and intent to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including engaging qualified financial and accounting advisory team and relevant staff with working experience of U.S. GAAP and SEC reporting requirements to strengthen the financial reporting function and set up a financial and system control framework. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before this offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of September 30, 2018, in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the NYSE Listed Company Manual.

Because we are a foreign private issuer and are exempt from certain NYSE corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The NYSE Listed Company Manual requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the NYSE Listed Company Manual also requires U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The NYSE Listed Company Manual may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of the NYSE Listed Company Manual in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under the NYSE Listed Company Manual with respect to certain corporate governance standards which may afford less protection to investors.

Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of NYSE American, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on NYSE American upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on NYSE American, we cannot assure you that our securities will continue to be listed on NYSE American.

In addition, following this offering, in order to maintain our listing on NYSE American, we will be required to comply with certain rules of NYSE American, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of NYSE American, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy NYSE American criteria for maintaining our listing, our securities could be subject to delisting.

If NYSE American does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our common stock is a “penny stock,” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

To qualify for listing, we will need to meet the pre-tax income standard requirements of having net income of $750,000 in either the last fiscal year or two out of three most recent fiscal years, total shareholders’ equity of above at least $4 million in the most recent fiscal year (on a pro forma basis for the initial public offering), having at least 400 round lot holders, a minimum bid price of $3 per Ordinary Share, a minimum of 1 million publicly-held shares, the market value of publicly held Ordinary Shares of at least $3 million, in addition to meeting the board independence requirement. We plan to apply to list our Ordinary Shares on NYSE American. Trading in the Ordinary Shares will commence within five days after the date of the initial issuance of Ordinary Shares pursuant to this prospectus.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE American, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our memorandum and articles of association, which became effective on October 25, 2018, prior to the date of this prospectus, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as NYSE American may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Advance notice of not less than ten (10) clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one or more shareholders entitled to vote and present in person or by proxy, representing not less than one-third of all voting power of the Company’s share capital in issue throughout the meeting.

Risks Related to Our Ordinary Shares and This Offering

There has been no public market for our Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this public offering, there has been no public market for our Ordinary Shares. We expect to apply for our Ordinary Shares to be listed on NYSE American. There is no guarantee that our application will be approved by NYSE American. If an active trading market for our Ordinary Shares does not develop after this offering, the market price and liquidity of our Ordinary Shares will be materially adversely affected. The public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriter and may bear little or no relationship to the market price for our Ordinary Shares after the public offering. You may not be able to sell any Ordinary Shares that you purchase in the offering at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

When our Ordinary Shares are approved by NYSE American and begin trading on NYSE American, our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Ordinary Shares may not develop or be sustained.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriter, and does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering and upon completion of the offering, you will incur immediate dilution of $[●] and $[●] per share, assuming an initial public offering price of $[●] and respectively, a minimum amount of offering is raised, and a maximum amount of offering is raised. See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 5,000,000 Ordinary Shares is outstanding before the consummation of this offering and [●] Ordinary Shares will be outstanding immediately after the consummation of this offering if the minimum offering amount is raised, and [●] Ordinary Shares will be outstanding immediately after the consummation of this offering if the maximum offering amount is raised. The Ordinary Shares outstanding after this offering will be available for sale upon the expiration of the lock-up period ending 180 days after the commencement of sales of the offering, subject to certain restrictions. See “Shares Eligible for Future Sale.” Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our Ordinary Shares may be volatile.

The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Hong Kong companies;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	conditions in Hong Kong wealth management and asset management industries;

●	our capability to catch up with the technology innovations in the industry;

●	changes in the economic performance or market valuations of other wealth management and asset management companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong, the PRC and greater Asia region.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Our results of operations are subject to fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar.

Exchange rate fluctuations between the U.S. dollar and the Hong Kong dollar, as well as inflation in Hong Kong may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Hong Kong operations, including facilities-related expenses, are incurred in Hong Kong dollars, and personnel-related expenses are expected to be incurred in Hong Kong dollars. Consequently, inflation in Hong Kong will have the effect of increasing the dollar cost of our operations in Hong Kong, unless it is offset on a timely basis by a devaluation of the Hong Kong dollar, as applicable, relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Hong Kong or the rate of devaluation of the Hong Kong dollar, as applicable, against the U.S. dollar. In addition, we are exposed to the risk of fluctuation in the value of the Hong Kong dollar vis-a-vis the U.S. dollar. While the Hong Kong government has continued to pursue a fixed exchange rate policy, with the Hong Kong dollar pegged at approximately HK$7.80 to $1.00, we cannot assure you that such policy will be maintained. Any significant appreciation of the Hong Kong dollar against the U.S. dollar would cause an increase in our Hong Kong dollar expenses, as applicable, as recorded in our U.S. dollar denominated financial reports, even though the expenses denominated in Hong Kong dollars, as applicable, will remain unchanged. In addition, exchange rate fluctuations in currency exchange rates in countries or areas other than Hong Kong where we operate and do business may also negatively affect our earnings.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

If another shutdown of the federal government occurs, we will not be able to effectively utilize a registration statement on Form F-1 to conduct a primary offering of our securities, which will limit our ability to raise financing and may require us to raise financing on less favorable terms.

The U.S. federal government shutdown from December 22, 2018 until January 25, 2019, and may shutdown again in the near future. During the pendency of any shutdown and assuming (as recently occurred) SEC operations during such shutdown prevent the SEC staff from declaring registration statements effective or offering statements qualified, we will be unable to effectively utilize a registration statement on Form F-1 for a primary offering of our securities. As such, any financing we conduct during a shutdown would be limited to private placements, which generally carry less favorable terms due to the trading restrictions on such securities. Our inability to raise financing or our inability to raise financing on favorable terms, could cause the trading price of our Ordinary Shares to decline substantially.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of NYSE American, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the NYSE American upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the NYSE American, we cannot assure you that our securities will continue to be listed on the NYSE American.

In addition, following this offering, in order to maintain our listing on the NYSE American, we must maintain a minimum share price of $1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares and various additional requirements. If we fail to comply with all listing standards applicable to issuers listed on NYSE American, the ordinary shares may be delisted. If the ordinary shares are delisted, it could reduce the price of the ordinary shares and the levels of liquidity available to our shareholders. In addition, the delisting of the ordinary shares could materially and adversely affect our access to the capital markets and any limitation on liquidity or reduction in the price of the ordinary shares could materially and adversely affect our ability to raise capital.

If the NYSE American does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Delisting from the NYSE American could also result in other negative consequences, including the potential loss of confidence by our clients, business partners and employees, the loss of institutional investor interest and fewer business development opportunities.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2018 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating our VIE as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with our VIE, and as a result, we are treating our VIE as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of our VIE should be included in the determination of whether or not we are a PFIC in any taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our services and the products and services we assist the distributions of;

●	our expectations regarding our client base;

●	our relationships with our offline business partners;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our right to use our trademark, Prestige, in Hong Kong, which is our only market;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	our ability to retain the services of Mr. Hongtao Shi, our chief executive officer;

●	overall industry and market performance; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and private publications including industry data and information from Frost & Sullivan. Statistical data in these publications also include projections based on a number of assumptions. The wealth management and asset management industries in Hong Kong, the PRC and greater Asia, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. In addition, the new and rapidly changing nature of the wealth management and asset management industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States.

Substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Hunter Taubman Fischer & Li LLC as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our Cayman Islands counsel, and Miao & Co. (in association with Han Kun Law Offices) (“Miao & Co.”), our Hong Kong counsel, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the foreign courts against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Miao & Co. has further advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial public offering price of $[●] per Ordinary Share, of approximately $[●] if we sell the minimum number of Ordinary Shares and approximately $[●] if we sell the maximum number of Ordinary Shares.

We plan to use the net proceeds we receive from this offering for the following purposes:

Use of Net Proceeds
	[●] shares Minimum offering amount		[●] shares 25% of maximum offering amount		[●] shares 50% of maximum offering amount		[●] shares 75% of maximum offering amount		[●] shares Maximum offering amount
Brand promotion	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]
Recruit additional client relationship managers and employees	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]
Increase products and services	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]
General working capital	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or subject to the provisions of the Company’s memorandum and articles of association, its share premium account, provided that in no circumstances may a dividend be paid to members out of its share premium account unless, immediately following the date on which the dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our British Virgin Islands subsidiaries, PPWM and PAI.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation — Hong Kong Enterprise Taxation.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2018:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at both the minimum offering amount and the maximum offering amount at the initial public offering price of $ per Ordinary Share, after deducting the estimated commissions to the underwriter and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

September 30, 2018
	Actual		As adjusted (Minimum offering amount)		As adjusted (Maximum offering amount)
	HK$	$	HK$	$	HK$	$
Equity
Share capital ($0.001 par value, 10,000,000 ordinary shares authorized, 5,000,000 ordinary shares issued and outstanding; [●] ordinary shares issued and outstanding, as adjusted to reflect the minimum issuance, and [●] ordinary shares issued and outstanding, as adjusted to reflect the maximum issuance)
Subscription receivable
Additional paid-in capital(1)
Statutory reserves
Contributed capital
Retained earnings/(Losses)
Accumulated other comprehensive loss
Total equity
Total capitalization

(1)	Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, Underwriter expense allowance and other expenses. We expect to receive net proceeds of (a) approximately $[●] if minimum offering is raised ($[●], less underwriting fee of $[●] and offering expenses of approximately $[●]) or (b) approximately $[●] if maximum offering is raised ($[●] offering, less underwriting fee of $[●] and offering expenses of approximately $[●]).

A $1.00 increase (decrease) in the assumed initial public offering price of $[●] per Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[●] million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Dilution to New Investors if the Minimum Offering Amount is Sold

Our net tangible book value as of September 30, 2018 was approximately $[●], or $[●] per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per Ordinary Share from the initial public offering price per Ordinary Share and after deducting the estimated commissions to the underwriter and the estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after September 30, 2018, other than to give effect to our sale of Ordinary Shares offered in this offering based on the initial public offering price of $[●] per Ordinary Share after deduction of the estimated commissions to the underwriter and the estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2018 would have been $[●], or $[●] per outstanding Ordinary Share and $[●] per Ordinary Share. This represents an immediate increase in net tangible book value of $[●] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only. The following table illustrates such dilution:

	Minimum	Maximum
Initial public offering price per Ordinary Share	$	$
Net tangible book value per Ordinary Share as of September 30, 2018	$	$
As adjusted net tangible book value per Ordinary Share attributable to payments by new investors	$	$
Ordinary Share	$	$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$	$

The following table summarizes, on an as adjusted basis as of September 30, 2018, the differences between existing shareholders and the new investors with respect to the minimum number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated commissions to the underwriter and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration			Average price per ordinary
	Number	Percent		Amount	Percent		share
($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The as adjusted information as discussed above is illustrative only.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the years ended September 30, 2018 and 2017 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a rapidly growing wealth management and asset management service provider based in Hong Kong. We strive to serve our high net worth and ultra-high net worth clients in Asia by identifying brokers of wealth management product brokers, and underlying investment products to our asset management services to best suit the wealth management and preservation objectives of our clients. We primarily provide wealth management services and asset management services via our subsidiaries.

Our Wealth Management Service

In 2017, we launched our wealth management services to introduce our clients to product brokers who distribute a variety of wealth management products. The product brokers are then able to customize wealth management investment portfolios designed to meet the investment and wealth management needs of our clients. Currently, and for the fiscal year ended September 30, 2018, all product brokers we work with are Hong Kong-based insurance brokers who have access to and distribute a large portfolio of insurance policies from various insurance companies.

In fiscal year 2018, we began generating revenues from our wealth management services, primarily in the form of referral fees as commissions paid to us directly by wealth management product brokers. Such commissions paid by third-party product providers are calculated based on the value of wealth management products that our clients purchase from product brokers introduced by us. We currently work with rigorously selected insurance brokers for our wealth management services. We deliver to our high net worth clients a continuum of value-added services before, during and after our clients’ initial purchase of wealth management products from brokers that were introduced by us. These value-added services include personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, referrals to renowned high end medical and education resources. We do not charge our clients fees for these value-added services. For the fiscal year ended September 30, 2018, we generated approximately 95% of our revenues through our wealth management services operation.

The following is an illustration of our services connecting our clients to the wider insurance industry including wealth management product brokers, such as insurance brokers.

Our Asset Management Service

We first launched our asset management services operation in early 2017, acting as investment advisor and manager of funds in which our clients invest. The two funds we currently manage and advise, Prestige Global Allocation Fund (“PGA”) and Prestige Quantitative Opportunities Fund I SP (“SP1”) were incorporated in 2017 in the Cayman Islands as exempted companies. Our main operating activities for this operation are carried out through our wholly-owned subsidiary Prestige Global Asset Management Limited, which serves as the manager of investment funds, and wholly-owned subsidiary, Prestige Asset Management Limited, which serves as the investment advisor of investment funds. Both funds invest into the best of breed quantitative hedge funds in the world. We charge investors subscription fees, performance fees and management fees in exchange for our services of managing and advising these funds. The funds are set to continue operation unless terminated.

Name of the Fund	Type of fund	Establishment
Prestige Global Allocation Fund (“PGA”)	FOF	April 2017
Prestige Quantitative Opportunities Fund I SP (“SP1”)	FOF	March 2017

For the fiscal years ended September 30, 2018 and 2017, we generated 5% and 100% of our revenues through our asset management services, respectively.

Factors Affecting Our Results of Operations

Expansion of Our Client Base

Our revenue growth has been driven significantly by the expansion of our client base. In the initial stage of our wealth management operation, our clients were introduced to us by our related parties and the business network of our related parties. We believe that we maintain a loyal client base because of the high-quality services we provide to our clients. All our clients are high net worth or ultra-high net worth individuals, (i) business owners, and (ii) executives and other affluent individuals. Our client relationship managers refer wealth management product brokers to our clients, provide our value-added services to clients, and follow up with clients to ensure we respond to any additional service needs in order to maintain relationship with our clients. During the fiscal year ended September 30, 2018, we secured, through the referrals of our existing clients, about 70% of our new clients who contributed approximately 68% of our wealth management operation revenue. We believe that our existing clients are highly satisfied with our high-quality client services, client maintenance services, and our other, complementary value-added services, such that they are willing to refer high net worth or ultra-high net worth individuals to us as potential clients. As such, we believe our clients are our brand ambassadors, using their influence in their respective networks to promote our services.

Moreover, we benefit from the increase in the number of high net worth and ultra-high net worth individuals in the PRC. The number of high net worth and ultra-high net worth individuals in the PRC has surged from 757,800 in 2013 to 1,440,200 in 2017, at a compound annual growth rate (“CAGR”) of 17.4% according to Frost & Sullivan. The number of high net worth and ultra-high net worth individuals in the PRC is expected to reach 3,372,200 in 2022 at a CAGR of 18.4% from 2018 to 2022 according to the Sullivan Report. The substantial increase in the number of high net worth and ultra-high net worth individuals in the PRC is expected to fuel the growth of wealth management and asset management services in Hong Kong, as Hong Kong is the top choice for high net worth and ultra-high net worth individuals in the PRC to manage and preserve their wealth and investments, and also Hong Kong is considered by high net worth and ultra-high net worth individuals as the ideal spring board to the global financial markets, according to the Sullivan Report.

We expect to continue to expand our client base through accessing high net worth and ultra-high net worth individuals who are part of the personal and professional networks of our existing clients. We also intend to continue a wide array of marketing activities to enhance our brand recognition to continue to grow our business.

Average Transaction Value Per Client

We expect the average transaction value per client, defined as (i) with respect to wealth management services, as the average value of wealth management products purchased by our clients from brokers introduced by us and (ii) with respect to asset management services, as the average value of assets under management invested by our client compared to the total assets of such clients, to continue to increase due to our competitive advantages and to the wealth preservation and management solutions we expect to provide in the near future.

During the fiscal year 2018, we primarily worked with insurance brokers, and the average total premium of insurance policies per wealth management client was $2,332,841. Based on this number, our average referral fee per client was $188,753. Meanwhile, with respect to our asset management clients, the average assets under management (AUM) per client were $1,578,556 and $1,150,935 for the years ended September 30, 2018 and 2017, respectively. We believe that the majority of our existing clients will return to us to purchase more products from the insurance brokers we work with, or invest additional capital in the investment funds that we manage.

Underlying Products and Service Mix

For our wealth management services operation, we identify and screen wealth management product brokers. For our asset management services operation, we identify and choose asset management products such as underlying funds to invest in from top ranked hedge funds. We believe the underlying products and service mix affect our revenues and operating profits.

With respect to our wealth management services, we work with product brokers who distribute a variety of wealth management products, and are qualified to provide investment advices and customize wealth management investment portfolios designed to specifically respond to the investment and wealth management needs of our clients. Currently, and for the fiscal year ended September 30, 2018, all product brokers we work with are Hong Kong-based insurance brokers who have access to, and distribute, a large portfolio of insurance policies from various insurance companies, and who directly compensate us based upon the insurance premiums purchased by our clients. We also provide our clients value-added services related to personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, referrals to renowned high end medical and education resources.

We launched our wealth management service business with insurance product because we believe that insurance products meet our clients’ wealth management and preservation objectives. Additionally, premiums of long-term insurance products purchased by PRC visitors have recorded a rapid growth in recent years with a CAGR of 37.3% from 2013 to 2017 according to Frost & Sullivan. The brokers pay us commissions as referral fees when our clients’ insurance policies are successfully subscribed for and the client has paid annual premiums and did not cancel within the requisite free look periods, and when the policies are successfully renewed. The insurance products purchased by our clients primarily include health protection plans and comprehensive disease protection plans, with a significant portion in wealth preservation such as savings plans. Wealth preservation products typically provide long-time compound interests intended to realize wealth preservation and growth. We generated a referral fee of $3,515,525 from the subscription by our clients of savings plan, accounting for approximately 93% of our total net revenue for the year ended September 30, 2018, while all other insurance products accounted for approximately 2% of our total net revenue in the same period. As such, our revenues from wealth management services vary by the type of insurance products our clients decide to purchase, as the rates for the referral fee we receive from wealth management vary with the types of insurance products purchased by our clients through those brokers. We expect that our plans to increase the number of product brokers we work with, therefore increasing and diversifying the types of products that can be subscribed to by our clients will result in an increase of clients for our services.

Our asset management funds are Fund of Funds (“FOF”) that invest in other underlying funds which are carefully selected and allocated by our asset management team and approved by our investment committee. We currently manage two investment funds - Prestige Global Allocation Fund (“PGA”) and Prestige Quantitative Opportunities Fund I SP (“SP1”). PGA invests in a basket of renowned global quantitative hedge funds each with a diversified portfolio of global equities, futures, bonds, and commodities, and aims to deliver high quality risk-adjusted return and high liquidity to investors with a quantitative strategy under prudent and extensive risk management. SP1 is an exclusive fund which aims to achieve steady but risk-controlled return by investing in two quantitative market neutral funds.

PGA and SP1 have assets under management in the amount of $6,952,317 and $940,464, respectively, for the years ended September 30, 2018. We charge investors subscription fees, as well as performance fees and management fees in exchange for managing and advising these funds. We generated fees for both PGA and SP1 in the amount of $180,454 and $87,709 for the years ended September 30, 2018 and 2017, representing approximately 4.8% and 100% of our revenues, respectively. Both PGA and SP1 are open-end funds where the performance fees and management fees are charged over their life cycles until redemption by investors. Most of our clients have not made redemption in the funds since we launched the funds in early 2017.

PGA and SP1 each make investment and allocation recommendations to our asset management team and investment committee by choosing underlying funds based upon a proprietary fund selection model that access our proprietary funds data base. Currently, our proprietary funds database includes approximately 150 hedge funds. We expect to continue to expand our database, increase fund categories such as fixed income funds and perform rigorous risk management to insure the high quality of the funds. As such, we expect our revenue from asset management services, as a percentage of total net revenue, to increase in the future as we expect our funds to maintain stable performances in a volatile market and we intend to establish a more rigorous fund selection mechanism and expand the categories of investment products and portfolios so that we may attract new clients.

Operating Costs and Expenses

Our operating costs and expenses are primarily comprised of selling, general and administrative expenses, which include wages and salaries, rental fees and general and administrative expenses. Wages and salaries accounted for 76% and 71% of our total selling, general and administrative expenses for the years ended September 30, 2018 and 2017. Rental fees accounted for 12% and 6% of our total selling, general and administrative expenses for the years ended September 30, 2018 and 2017 while general and administrative expenses accounted for 12% and 23% of our total selling, general and administrative expenses.

Our selling, general and administrative expenses are expected to increase as we intend to recruit additional client relationship managers for our wealth management operation and asset management professionals for our asset management operation, and to incur additional expenses in brand marketing and client experience optimization to match the expansion and growth of our business. We also expect to incur additional fees and costs related to the growth of our business. We also expect to incur additional legal, accounting and other professional service fees, auditing fees, investor relations, shareholder meetings, when we become a publicly traded company in the United States. Therefore, our operating costs and expenses are expected to have a significant impact on our results of operations.

Key Components of Consolidated Statements of Comprehensive Income (Loss)

Revenue

We generate revenue primarily from the provision of wealth management services and asset management services. The following table sets forth a breakdown of our revenue for the periods indicated:

	For the years ended September 30,
	2018	%	2017	%
Wealth management services
Referral fees	$3,586,309	95.20%	$-	-
Subtotal	3,586,309	95.20%	-	-
Asset management services
Performance fees	89,594	2.38%	10,849	12.37%
Management fees	82,360	2.19%	17,189	19.60%
Subscription fees	8,500	0.23%	59,671	68.03%
Subtotal	180,454	4.80%	87,709	100.00%
Total net revenue	$3,766,763	100.00%	$87,709	100.00%

Wealth management services

Revenue from wealth management services is from referral fees, which are commissions paid by wealth management product brokers who successfully placed wealth management products with our high net worth clients. The referral fees are calculated based on the premium amounts payable by our client for the first year and premiums payable for the remaining years of the policy. We are entitled to receive those referral fees once all of the following conditions have happened: (i) a client we introduce to wealth management product brokers enter into purchase agreements with insurance companies who are product providers, (ii) the client has paid the requisite premiums and a free look period is completed. For the year ended September 30, 2018, 90% of the referral fees were based on the first year premium, and the other 10% were based on renewal premiums. Commissions for policy renewals are payable generally at a lower fee percentage than the fee rates in connection with initial origination. The rates of such commissions are confidential pursuant to our referral service agreement, generally in the range of 3-35% of the value of wealth management products purchased, depending on the specific nature of the products and terms of the policies.

During the fiscal year ended September 30, 2018, we introduced a total of 19 clients to the wealth management product brokers we work with. These 19 clients purchased 25 insurance policies in total, with an aggregated premium amount of $44,323,970 or $2,332,841 per client on average.

Asset management services

Currently we manage two investment funds that are both FoFs - PGA and SP1. Both PGA and SP1 are managed by PGAM, with PAM serving as the investment advisor. PGA’s objective is to achieve superior capital growth by investing in hedge funds managed by world-class quantitative portfolio managers. SP1 is a Cayman fund exclusively designed for one of our asset management clients. SP1 aims to achieve absolute return by investing in two quantitative market neutral funds.

The assets under management (AUM) of the two funds in the aggregate were $7,892,781 and $8,056,546 for the years ended September 30, 2018 and 2017 respectively.

With respect to the two funds we manage, we charge investors performance fees, management fees and subscription fees. Revenue generated from our asset management business amounted to $180,454 and $87,709 for the years ended September 30, 2018 and 2017, accounting for approximately 4.8% and 100% of our total revenues, respectively.

The following is a description of the components of our revenue from fund management services:

●

Performance fees: We generally charge a performance fee based on the extent by which the fund’s investment performance exceeds the high-water mark. A high-water mark is the highest peak in value that an investment fund has reached. When the fund’s net asset value has reached a new water mark, we are entitled to obtain 10% to 13.5% of the incremental portion; this fee is required to be paid to us quarterly and is nonrefundable. Our performance fees for the fiscal years ended September 30, 2018 and 2017 were $89,594 and $10,849, respectively. The performance fees increased by $78,745 in the year ended September 30, 2018 compared to the year ended September 30, 2017. This increase primarily reflects the positive performance of the two funds as compared to the same period of 2017.

●	Management fees: We generally charge a management fee of one-twelfth of 0.8% to 1.5% of the net asset value attributable to our client’s respective equity holding positions in each fund (before deduction of that months’ management fee and any accrued performance fee) on a monthly basis. The management fee is payable in US Dollars monthly in arrears as soon as the net asset value calculation is completed by the fund administrator and approved by PAM, the fund advisor by the end of each month and it is nonrefundable. Our management fees for the fiscal years ended September 30, 2018 and 2017 were $82,360 and $17,189, respectively. The management fees increased by $65,171 for the year ended September 30, 2018 compared to the year ended September 30, 2017. This increase was mainly due to the fact that the management period was 12 months in 2018 while the management period in 2017 was seven months only, and to the fact that we raised more capital for our funds as compared to the same period of 2017. We expect our management fees to keep growing as we expand our asset management business in the foreseeable future.

●	Subscription fees: We generally charge our clients a subscription fee from 0.80% to 1.25% of the capital contributions made to the funds. Our subscription fee is a one-off charge and is payable to us after the client has completed the initial investment; it is nonrefundable. Our subscription fees for the fiscal years ended September 30, 2018 and 2017 were $8,500 and $59,671, respectively. The subscription fees for the fiscal year ended September 30, 2018 decreased by $51,171 as compared to the fiscal year ended September 30, 2017. The decrease was mainly due to the fact that the funds were first established in fiscal year ended September 30, 2017 and the subscription fees were paid to us during the fiscal year ended September 30, 2017 when clients initially subscribed to those funds.

Operating Costs and Expenses

Our operating costs and expenses are primarily comprised of selling, general and administrative expenses, which include wages and salaries, rental fees and general and administrative expenses.

The following table sets forth the components of our selling, general and administrative expenses for the periods indicated.

	For the years ended September 30,
	2018	%	2017	%
Wages and salaries	$187,620	75.55%	$175,856	71.38%
Rental fees	30,638	12.34%	14,136	5.74%
General and administrative expenses	30,070	12.11%	56,360	22.88%
Total selling, general and administrative expenses	$248,328	100.00%	$246,352	100.00%

Wages and salaries

Wages and salaries consist of salaries and benefits related to our employees, which accounted for 76% and 71% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2018 and 2017.

Rental fees

Rental fees consist of our office rental expenses for our operation. The amount of rental fees accounted for 12% and 6% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2018 and 2017, respectively.

General and administrative expenses

General and administrative expenses primarily consist of daily operational administrative expenses such as business registration expenses, audit fees, traveling expenses and miscellaneous, which accounted for 12% and 23% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2018 and 2017, respectively.

We expect that our operating costs and expenses will continue to increase as our business expands.

Taxation

The Company and our subsidiaries file tax returns separately.

We are a Cayman Islands exempted company and we currently conduct our operations primarily through our subsidiaries in Hong Kong.

The Cayman Islands

The Company and PGAM are incorporated in the Cayman Islands and the Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Law of the Cayman Islands, the Company has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from November 2, 2018.

There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but are otherwise not a party to any other double tax treaties.

British Virgin Islands

PPWM and PAI are subsidiaries of the Company incorporated in the British Virgin Islands (BVI). There is no income or other tax in the British Virgin Islands imposed by withholding or otherwise on any payment to be made to or by our subsidiary incorporated in the British Virgin Islands.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Our subsidiaries registered in Hong Kong are now subject to the new assessments in Hong Kong beginning in our fiscal year 2019. All our Hong Kong subsidiaries that are not entitled to any tax holiday were previously subject to income tax at a rate of 16.5%. Our subsidiaries, PWM and PAM, in Hong Kong did not have assessable profits that were derived in Hong Kong for the fiscal years ended September 30, 2018 and 2017. Therefore, no Hong Kong profit tax has been provided for the fiscal years ended September 30, 2018 and 2017. PPWM, our BVI subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PPWM is subject to Hong Kong profit tax with statutory tax rate of 16.5% according to the relevant tax laws and regulations of Hong Kong.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this prospectus. We believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our management’s discussion and analysis:

Basis of presentation

The accompanying consolidated financial statement shave been prepared in conformity with U.S. GAAP.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all the subsidiaries of the Company (collectively, the “Group”). All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: govern the financial and operating policies; appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued amended consolidation guidance with the issuance of ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The revised consolidation guidance, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. After evaluating the impact of the above guidance, the service fees the Company earns are commensurate with the level of effort required to provide such services and are at arm’s length and therefore are not deemed as variable interests.

Fair value measurement

We have applied ASC Topic 820, Fair Value Measurements and Disclosures which define fair value, establish a framework for measuring fair value and expand financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Company is responsible for considering the carrying amount of cash, accounts receivable, other receivables, others payable and accrued liabilities, based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

Revenue Recognition

Revenues primarily consist of referral fees, subscription fees, management fees, and performance fees.

Revenue is recognized when all of the following conditions are met for each deliverable: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue recognition policies for each type of service are discussed as follows:

Referral fees

We work with wealth management product brokers who distribute and have access to a variety of wealth management products that can be customized to meet the investment and wealth management needs of our high net worth client. We derive revenue primarily at the time when a high net worth or ultra-high net worth client subscribes to wealth management products through the use of brokers we work with, such client has paid premium and the applicable free look period has elapsed. We are then entitled to receive referral fees paid directly by the brokers; the referral fees are computed as a percentage of the first year premiums and renewal premiums to be paid by our clients. Revenue on first year premiums is recognized when a high net worth client subscribes to wealth management products through the use of brokers we work with, such client has paid the requisite premiums and the applicable free look period has expired. Revenue on renewal premiums is recognized on the renewal date, when renewal premiums are due.

Performance fees

We are entitled to receive a performance fee based on the extent by which the fund’s investment performance exceeds the high-water mark. A high-water mark is the highest peak in value that an investment fund has reached. When the fund’s net asset value has reached a new water mark, we as the fund manager is entitled to obtain 10% to 13.5% of the incremental portion; this fee is required to be paid to us on a quarterly basis and is nonrefundable. We recognize revenues when the performance fee was accrued, as soon as the net asset value calculation has been completed by the fund administrator and approved by the Company by the end of each quarter.

Management fees

We are entitled to receive a management fee of one-twelfth of 0.8% to 1.5% of the net asset value attributable to our client’s respective equity holding positions in each fund (before deduction of that months’ management fee and any accrued performance fee) on a monthly basis and it is nonrefundable. The management fee will be payable in US Dollars monthly in arrears as soon as the net asset value calculation was completed by the fund administrator and approved by the Company by the end of each month and we recognize revenue monthly after the related services are rendered in accordance with the private placement memorandum.

Subscription fees

Subscription fees are earned primarily at the beginning of the subscription period for most of the funds when applicable. Subscription fee is a one-off charge. We recognize revenues when the investment funds are successfully established. The subscription fee is payable to us after the investor has completed the initial investment in the funds. Subscription fee is nonrefundable.

Income tax

We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Results of Operations

The tables in the following discussion summarize our consolidated statements of comprehensive income (loss) for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily of the results that may be expected for any future period.

	For the years ended September 30,
	2018	2017
Net revenue
Wealth management services
Referral fees	$3,586,309	$-
Subtotal	3,586,309	-

Asset management services
Performance fees	89,594	10,849
Management fees	82,360	17,189
Subscription fees	8,500	59,671
Subtotal	180,454	87,709
Total net revenue	3,766,763	87,709

Operation cost and expenses
Selling, general and administrative expenses	248,328	246,352
Total operation cost and expenses	248,328	246,352

Income (loss) from operations	3,518,435	(158,643)

Other income	378	83

Income (loss) before income taxes provision	3,518,813	(158,560)
Income tax provisions	567,275	-

Net income (loss)	$2,951,538	$(158,560)

Other comprehensive income (loss)
Foreign currency translation adjustment	1,964	(347)
Total comprehensive income (loss)	$2,953,502	$(158,907)

Revenue

Our total net revenue was $3,766,763 and $87,709 for the years ended September 30, 2018 and 2017, respectively. The increase in total net revenue was due to the following factors: 1) we commenced wealth management services in mid of 2017 and started to generate revenues from our wealth management services in October 2017, the beginning of fiscal year of 2018, and 2) we recognized an increase in revenue generated from our asset management services.

Our revenue generated from wealth management services increased by $3,586,309 for the year ended September 30, 2018 as compared to the same period in 2017, and accounted for 95.2% of our total net revenue. The increase was due to the fact that we started our wealth management business in mid of 2017. See “Key Components of Consolidated Statements of Comprehensive Income (Loss) – Revenue.”

Our revenue generated from asset management services increased by $92,745 for the year ended September 30, 2018 as compared to the same period in 2017, and accounted for 4.8% of our total revenue. The increase was primarily due to the following factors: 1) an increase of $78,745 in performance fees, which primarily reflect the positive performance of the funds we manage; 2) an increase of $65,171 in management fees as the management period was 12 months in 2018 while the management period in 2017 was 7 months only and we raised more capital for our the fund as compared to the same period of 2017, and 3) a decrease of $51,171 in subscription fees. See “Key Components of Consolidated Statements of Comprehensive Income (Loss) – Revenue.”

Operation cost and expenses

Our operating costs and expenses are primarily comprised of selling, general and administrative expenses, which include wages and salaries, rental fees and general and administrative expenses.

Wages and salaries kept relatively stable for the years ended September 30, 2018 and 2017 and the increase of $16,502 of rental fees was mainly due to business increase in wealth management in the fiscal year 2018, while only asset management business operated for the year ended September 30, 2017. Our general and administration expenses for the years ended September 30, 2018 and 2017 were $30,070 and $56,360, respectively. General and administration expenses mainly comprised daily operational administrative expenses such as business registration expenses, audit fees, traveling expenses and miscellaneous. The decrease was mainly due to the decrease in administration expense for setting up the Company, which amounted to $13,803 and $42,278 for the years ended September 30, 2018 and 2017, and accounted for 5.6% and 17.2% of our total selling, general and administration expenses for the years ended September 30, 2018 and 2017. The other general and administration expenses were stable for the years ended September 30, 2018 and 2017.

Other income

Other income was mainly the interest income and exchange gain.

Income tax expense

Income tax expense increased by $567,275 from $nil for the year ended September 30, 2017 to income tax expense of $567,275 for the year ended September 30, 2018, mainly due to the development of our wealth management services in fiscal year 2018. Our effective tax rate was 16.12% and 0% for the years ended September 30, 2018 and 2017, respectively. See “Key Components of Consolidated Statements of Comprehensive Income (Loss) – Taxation.”

Net income (loss)

As a result of the foregoing, our net income was $2,951,538 and our net loss was $158,560 for the years ended September 30, 2018 and 2017, respectively.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our business operations and capital injections by our shareholders. We received capital injections by our shareholders of $63,702 and $385,657 for the years ended September 30, 2018 and 2017, respectively.

As of September 30, 2018 and 2017, we had cash of $435,847 and $137,407, respectively. Our cash which consists of on demand deposits placed with banks which are unrestricted as to withdrawal and use, was held by our subsidiaries and 90% of our cash was denominated in Hong Kong dollar. As of September 30, 2018 and 2017, our working capital amounted to $3,201,344 and $194,491, respectively.

We believe that our current cash, cash flows provided by financing activities will be sufficient to meet our working capital needs in the next 12 months following this offering. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The occurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Summary of our cash flows

The following table summarizes our cash flows for the periods indicated.

	For the years ended September 30,
	2018	2017

Net cash provided by (used in) operating activities	$232,774	$(247,903)
Net cash provided by financing activities	63,702	385,657
Effect of exchange rate changes on cash and cash equivalents	1,964	(347)
Net increase in cash and cash equivalents	298,440	137,407
Cash and cash equivalents, beginning balance	137,407	-
Cash and cash equivalents, ending balance	$435,847	$137,407

Net cash provided by (used in) operating activities

Net cash generated in operating activities amounted to $232,774 for the year ended September 30, 2018. This was due to a net income of $2,951,538, adjusted by an increase of net deferred tax of $10,351; and the effect of changes in working capital mainly including: (1) an increase of $396,272 in accounts receivable from our customers; (2) an increase of $3,028,422 in amounts due from related parties mainly due to the collection of referral revenue by shareholder and netted off by expense paid by the Company on behalf of related parties; (3) an increase of $316,793 in prepaid expenses and other assets; (4) an increase of $365,234 in amounts due to related parties; (5) an increase of income taxes payable of $578,003; and (6) an increase of $89,837 in other payables and accrued liabilities.

Net cash used in operating activities amounted to $247,903 for the year ended September 30, 2017. This was due to a net loss of $158,560, and the effect of changes in working capital mainly including: (1) an increase of $13,258 in accounts receivable from our customers; (2) an increase of $7,760 and $68,923 in amounts due from related parties and prepayments and other assets, respectively; (3) a decrease of $3,136 in amounts due to related parties due to the rental fee and expense paid by related parties; and (4) an increase of $3,734 in other payables and accrued liabilities.

Net cash provided by financing activities

Net cash provided by financing activities amounted to $63,702 and $385,657 for the fiscal years ended September 30, 2018 and 2017, respectively, attributable to proceeds from a shareholder’s capital injection.

Contractual Obligations

Our contractual obligations as of September 30, 2018 consisted of approximately $86,867 in lease commitments expiring on July 31, 2021 (inclusive). We lease our office premises under two non-cancelable (unless duly cancelled by written agreement of the parties) operating leases and the rental fee of HKD 20,000 per month.

Minimum future commitments under non-cancelable operating lease agreements as of September 30, 2018 are as follows:

Years ending September 30,	Lease Commitment
2019	$30,659
2020	30,659
2021	25,549
Total	$86,867

Capital Expenditures

We do not have any capital expenditures.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended September 30, 2018 and 2017.

The material weaknesses identified related to: (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; and (iii) a lack of independent directors and an audit committee. Neither we nor our independent registered public accounting firm tested of our internal control under the Sarbanes-Oxley Act.

To remedy our identified material weaknesses, we are in the process of implementing several measures to improve our internal control over financial reporting, including (i) engaging qualified financial and accounting advisory team and relevant staff with working experience of U.S. GAAP and SEC reporting requirements to strengthen the financial reporting function and establishing a comprehensive policy and procedure manual; (ii) hiring independent directors, establishing an audit committee and strengthening corporate governance; and (iii) setting up a financial and system control framework to improve overall internal controls.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Related to Our Business— We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than $1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

Quantitative and Qualitative Disclosures about Market Risk

Concentration risks

Details of the customers accounting for 10% or more of total net revenue are as follows:

	For the years ended September 30,
	2018	%	2017		%
Company A	$2,897,844	76.93	$	*	*
Company B	675,231	17.93		*	*
Company C	*	*		49,712	56.68
Company D	*	*		37,997	43.32
	$3,573,075	94.86		$87,709	100

*	Represented less than 10% of total net revenue for the fiscal year.

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of September 30,
	2018	%	2017		%
Company B	$356,413	87.03	$	*	*
Company C	51,861	12.66		11,085	83.61
Company D	*	*		2,173	16.39
	$408,274	99.69		$13,258	100

*	Represented less than 10% of account receivables as of the year end.

As shown above, we are exposed to concentration risks. Deterioration of the client’s operating conditions and the inability to develop new clients in a timely manner may have an impact on the company’s operating conditions and results of operations. See details in “Risk Factors – We generate the majority of our revenues through a limited number of product brokers.” In order to hedge exposure to such risk, we expect to perform ongoing credit evaluations of our clients and widen the channel for attracting more and more clients.

Foreign Exchange Risk

Foreign exchange risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates.

We are exposed to foreign exchange risk from our business which is denominated in currencies other than US$. Consequently, the exchange rate to our currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of our assets or liabilities denominated in currencies other than US$. Our currency exposure is measured and monitored on a regular basis by the manager.

At September 30, 2018 and 2017, we have no significant foreign currency risk because our business is principally conducted in Hong Kong and most of the transactions are denominated in Hong Kong dollar. Since the Hong Kong dollar is pegged to the United States dollar, our exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. The core principle of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Therefore, the Company will not be subject to the same new or revised accounting standards as public companies that are not EGCs. The Company anticipates adopting this new guidance on October 1, 2019, and will apply a modified retrospective method. The Company is currently evaluating the impact the adoption of this guidance may have on its financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. It also impacts the presentation and disclosure requirements for financial instruments. It is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, while for EGCs the amendment will become effective for fiscal years beginning after December 15, 2018. Early adoption is permitted only for certain provisions. The Company is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018. For EGCs, the amendments in ASU 2016-02 will become effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-10 and No. 2018-11, Leases (ASC 842). ASU 2018-10 provides narrow amendments that clarify how to apply certain aspects of the guidance in ASU 2016-02. ASU 2018-11 provides entities with an option of an additional transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. It also provides lessors an option to not separate lease and non-lease components when certain criteria are met. The Company is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, while for EGCs, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash”. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For EGCs, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, for EGCs, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05, Income Taxes (Topic 740) – Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This update adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 – the date on which the Tax Act was signed into law. The Company does not expect that adopting this guidance will have any material impacts on its financial statements as the Company does not have any US entities nor US operations.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

INDUSTRY

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT IN HONG KONG AND THE PRC

Per Capital Income Level of High-Income Level Household in the PRC

With the rapid urbanization and economic improvement of the PRC, the per capita income level of the high-income level, i.e. 20% of the highest income level of households, has witnessed a steady growth from RMB47,457 in 2013 to RMB64,934 in 2017, representing a CAGR of 8.2% from 2013 to 2017.

Source: National Bureau of Statistics of China, Frost & Sullivan

High net worth and ultra-high net worth individuals in the PRC

The term “High Net Worth Individuals” in the PRC refers to people who own individual investable assets including financial assets and investment property with total value over RMB10 million (approximately $1.5 million). The term Ultra High Net Worth Individuals” refers to people who own individual investable assets including financial assets and investment property with total value over RMB30 million (approximately $4.5 million). The fast economic and social development in the PRC has propelled the rapid accumulation of wealth in the past decade. As a result, the number of High net worth and ultra-high net worth individuals in the PRC has surged from 757,800 in 2013 to 1,440,200 in 2017, at a CAGR of 17.4% from 2013 to 2017. The number of High net worth and ultra-high net worth individuals in the PRC is expected to reach 3,372,200in 2022 at a CAGR of 18.4% from 2018 to 2022. Meanwhile, the total net worth of the HNWIs has also increased from RMB99.8 trillion in 2013 to RMB 195.9 trillion in 2017, representing a CAGR of 18.4% from 2013 to 2017. And it is expected that the figure will reach more than RMB3,300 trillion by 2022 with a CAGR of 19.9% from 2018 to 2022. The substantial growth in the number of High net worth and ultra-high net worth individuals in the PRC is expected to fuel the growth wealth management and asset management services in Hong Kong as Hong Kong is the top choice for High net worth and ultra-high net worth individuals in the PRC to allocate their investments as Hong Kong is being seen as the ideal spring board to overseas financial markets.

Source: Frost & Sullivan

Position of Inward Direct Investment by Destination in Hong Kong

Hong Kong, as an international financial center, attracts billions of investment funds from around the world every year. According to statistics from the Hong Kong Securities and Futures Commission (SFC), 57% of the total assets under management for the private banking and private wealth management business in Hong Kong were sourced from overseas investors as of December 31, 2017. The PRC was Hong Kong’s second largest source of inward direct investment with investments from the PRC accounting for about 25.5% or HK$3,872.4 billion of the total inward direct investment in Hong Kong at the end of 2017.

Position of Inward Investment by Destination, 2017

23.7%
32.8%
4.3%
5.8%
7.9%
25.5%
British Virgin Islands
The mainland of China
Cayman Islands
Netherlands
Bermuda
Other countries/ territorries

Source: Hong Kong Census and Statistics Department, Frost & Sullivan

OVERVIEW OF THE WEALTH MANAGEMENT AND ASSET MANAGEMENT MARKETS IN HONG KONG

Introduction to Wealth Management and Asset Management

In general, wealth management refers to integrated services which incorporate financial and investment advice, insurance services, retirement planning, legal or estate planning services to the client. Asset management refers to the active management of an investor’s portfolio by a licensed financial services company, usually an investment bank. Asset management can also be part of a wealth management plan offered by financial institutions.

Source: Frost & Sullivan

The wealth management and asset management industry in Hong Kong has experienced a rapid growth in recent years, despite the global stock market downturn in 2015. From 2013 to 2017, the wealth management and asset management industry recognized an increase in revenues from HK$3.6 trillion and HK$11.4 trillion in 2013 to HK$6.8 trillion and HK$15.5 trillion in 2017 with CAGRs of 16.7% and 7.9% respectively. The multi-currency, multi-dimensional financial market infrastructure in Hong Kong has continued to develop over the years and as such, has enabled financial institutions to perform real-time transactions of the major foreign currencies, including Renminbi, in a diversified financial intermediation channels, in which could help reduce the dependence on a particular trading channel and hence minimizing the risk of systematic problems. Therefore, it is expected that the Hong Kong market infrastructure will continue to drive the steady development of wealth management and asset management services and the market for such services is anticipated to reach HK$32.5 trillion by 2022, representing a CAGR of 7.9% from 2018 to 2022.

Hong Kong Wealth Management and Asset Management Services Market We believe the wealth management and asset management services market in Hong Kong presents the following key characteristics:

Hong Kong Acts as The Pre-eminent Offshore RMB Center. Hong Kong is a well-established financial center in the world and the first offshore market to launch RMB denominated services. Hong Kong has taken several initiatives in the past to enhance cross-border RMB fund flows, such as Shanghai-Hong Kong Stock Connect in 2014 and Mainland-Hong Kong Mutual Recognition of Funds in 2015. Moreover, the Hong Kong Securities and Futures Commission (SFC) and the China Securities Regulatory Commission (CSRC) signed a Memorandum of Regulatory Cooperation concerning Mutual Recognition of Funds between the PRC and Hong Kong in 2015. Under the mutual recognition of publicly offered funds (MRF), public funds operating from Hong Kong and the PRC that meet certain eligibility requirements prescribed by the CSRC and the SFC respectively for MRF will generally be deemed to have complied in substance with the other market’s registration requirements under a streamlined process for distribution in such market. The implemented initiatives have greatly enhanced the demand for wealth management and asset management service from PRC investors. According to the SFC, the net asset value of SFC-authorized funds managed by PRC-related funds has rapidly increased from HK$145 billion in 2013 to HK$318 billion in 2017, representing a CAGR of 21.7% from 2013 to 2017.

Rising Demand For Cross-border Investment From Chinese Investors. The middle- and upper-class households are increasingly investing in foreign assets and capital due to depreciation of the RMB in recent years and tightened PRC policies on foreign investment. From 2013 to 2017, the exchange rate of RMB against USD dropped for more than 7.0%. As a result, Chinese investors use Hong Kong as a gateway to make foreign investments as an asset re-allocation and risk diversification strategy. In addition, high net worth families tend to migrate to overseas countries, such as the USA or Canada, or to send their children abroad for education. As a result, Chinese investors directly driving the growth of wealth management and asset management services in Hong Kong.

Improvement of Regulation For Better Investor Protection. In order to maintain the regulation governing public funds and asset management robust and keep up with international standards and industry developments, the SFC has been updating its regulations. For example, enhancements to point-of-sale transparency to better address conflicts of interest in the selling of investment products will be effective in Aug 2018. Other proposed amendments to the Code on Unit Trusts and Mutual Funds are under development by the SFC, such as strengthening the requirements for key operators, providing greater flexibility and enhanced safeguards for funds’ investment activities.

OVERVIEW OF THE INSURANCE MARKET IN HONG KONG

Introduction to the Insurance Market in Hong Kong

The insurance market in Hong Kong has been well-developed for many years. There are two main types of insurance products in Hong Kong: Long Term Insurance and General Insurance.

Source: Frost & Sullivan

Rising Demand for Insurance Policies from the PRC Visitors

With the robust economic development in the PRC, the disposable income per capita in the PRC has witnessed a strong growth in the past decade. The national social security funds cannot fulfil the rising consumer expectation for healthcare as well as wealth and asset protection of the PRC citizens. Thus, relying on the robust regulatory regime for financial services industries in Hong Kong, an increasing number of the PRC citizens have been seeking insurance policies for comprehensive asset and wealth protection, as well as medical protection, in the Hong Kong insurance market in the past decade. According to Insurance Authority, an independent institution based in Hong Kong whose mission is to regulate and protect policy holders through effective regulation, enhanced professionalism and public engagement, 7.2% of the long-term insurance products sold in Hong Kong in 2017 were sold to PRC visitors, in which 59.3% and 15.5% of insurance policies were whole life insurance and critical illness insurance respectively. the PRC visitors opted to choose health related With one of the most cost-effective and competitive insurance products in the region, premiums from Asian visitors are playing a more important role in the long term insurance market in Hong Kong. It is estimated that more than 15% of the premiums for long-term insurance will be issued to Chinese visitor by 2022. As such, the expanding middle class population in China represents a large source of purchasers of insurance products in Hong Kong and is expected to further drive the development of Hong Kong insurance market.

Market Size of Insurance Market in Hong Kong

Premiums of long-term insurance products purchased by the PRC visitors have recorded a rapid growth in recent years primarily due to the expansion of the whole life insurance market. Premiums increased from HK$450.4 billion in 2013 to HK$708.0 billion in 2017, representing a CAGR of 37.3% from 2013 to 2017. Percentage of policies purchased by the PRC visitors has also increased from 3.2% in 2013 to 7.2% in 2017, representing a CAGR of 12.0% from 2013 to 2017. With the positive outlook on domestic economy and the increasing popularity of insurance in Hong Kong with the PRC visitors, the demand for long-term insurance products from the PRC visitors is expected to increase and premiums are expected to reach HK$1,190.0 billion by 2022 and more than 15% of the policies are expected to be purchased by the PRC visitors, with a CAGR of 25.0% and 10.3% from 2018 to 2022 respectively.

Source: Insurance Authority, Frost & Sullivan

Overview of the Overseas Asset Management Services Market in Hong Kong

Mainland China and Hong Kong have been the preferred market for fund managers in Hong Kong with investments in these two regions rising with a year-on-year growth of 26% and reach to HK$4,195 billion in 2017, representing a total of 49% of all assets managed in Hong Kong in 2017. As an international financial center, Hong Kong allows investors to access a wide variety of global financial instruments. In recent years, with a rising number of investors from the PRC exploring investment opportunities in the overseas market via Hong Kong, there has been a rising demand for overseas financial products, in particular in Europe (33% year on year growth) and North America (31% year on year growth). From Hong Kong, investors are able to access the global asset management services market by subscribing to asset management products.

Source: Hong Kong Securities and Futures Commission, Frost & Sullivan

COMPETITIVE LANDSCAPE OF THE WEALTH MANAGEMENT AND ASSET MANAGEMENT MARKET IN HONG KONG

The wealth management and asset management market in Hong Kong is highly fragmented with over 10,000 market participants, consisting of individuals and companies of various sizes and specialties. There are three main types of insurance businesses as the following:

General business insurance: It covers all business insurance other than long-term business insurance, including but not limited to accident and sickness, fire, property, motor vehicle, general liability, financial loss and legal expense insurance.

Long term business insurance: It covers those types of insurance business in which policies are typically in place for long periods and includes but are not limited to life and annuity, linked long-term, permanent health and retirement scheme management policies.

Composite business insurance: It covers all insurance policies from general business insurance to long-term business insurance.

In addition, insurers are the parties who underwrite an insurance risk and are liable to pay for the insurance claims payment. Insurance agencies or agents are the companies or persons who are appointed by insurers and responsible for selling insurance policies. Insurance agencies and agents typically work with one insurer. An insurance broker sells, solicits, or negotiates insurance for compensation and typically sells policies from various insurers.

There were 160 authorized insurers in Hong Kong as of June 30, 2018, of which 93 were pure general insurers, 48 were pure long-term insurers and the remaining 19 were composite insurers. According to the Insurance Agents Registration Board (“IARB”), there were 2,410 insurance agencies, 63,931 individual agents, 774 authorized insurance brokers as of June 30, 2018. In order to stand out in the highly competitive market, the larger financial institutions in the wealth management and asset management industry usually develop a wide variety of in-house financial products so as to match the demand from the consumer market. Local or smaller market players in Hong Kong usually have the comparative advantage of flexibility over the large financial institutions as they are able to offer customized solutions designed to meet the specific financial needs of the clients.

Moreover, financial institutions with different scales of operation have different minimum entrance requirement for wealth management and asset management businesses. In general, the global leading investment banks would usually require a minimum assets value of $10 million or above more from their clients. Some regional or local financial institutions may offer wealth management and asset management service to investors with an entry requirement of $1 million or less depending on their scale and products offering to differentiate their clientele from the investment banks.

Market participants in the Hong Kong wealth management and asset management industry are required to acquire different types of licenses depending on their business activities in order to comply with applicable regulations. The following is a non-exhaustive list of the services and products most commonly offered in Hong Kong, and their respective required licenses.

●	Insurance Brokerage – Membership from either PIBA, or CIB

●	MPF Intermediaries – Type 1 or Type 4 Securities and Futures Licenses and membership from either PIBA, or CIB

●	Asset management – Type 9 Securities and Futures License

●	Securities and Futures – Type 1 – 10 Securities and Futures License depending on the services type

Entry Barriers for Wealth Management and Asset Management Market in Hong Kong

License Requirements. Hong Kong possesses a well-regulated wealth management and asset management market which has stringent regulatory requirements with respect to wealth management and asset management services. Market players are required to obtain related license from different regulatory bodies, such as Hong Kong Insurance Authority (IA), Securities and Futures Commission (SFC), Mandatory Provident Fund Schemes Authority (MPFA), etc., to operate in their respective fields.

Brand reputation. Providers of wealth management and asset management services usually gain their industry footing from word of mouth as customers are more inclined to choose renowned institutions. In the competitive market, well-known service providers have already established their competitive advantages with extensive successful track record of investment performance which poses as an entry barrier to the new market entrants.

BUSINESS

Overview

We are a rapidly growing wealth management and asset management service provider based in Hong Kong. We assist our clients in identifying and purchasing best-matched wealth management products and global asset management products. Our clients are primarily high net worth and ultra high net worth and ultra-high net worth individuals in Asia.

Since the launch of our wealth management services in 2017, we have worked closely with product brokers (primarily insurance brokers) licensed in Hong Kong, who distribute a variety of wealth management products. With our assistance, these product brokers are able to customize wealth management investment portfolios to meet the investment and wealth management needs of our clients. For the last fiscal year ended September 30, 2018, we generated approximately 95% of our revenues through our wealth management services. In the same period and through the brokers we introduced, our clients have purchased insurance products from product brokers, with premiums for such products averaging more than HK$18 million (approximately $2.34 million) per client. While we currently work primarily with insurance brokers who source and customize portfolios of insurance products for our clients, we intend to expand the types of product brokers we work with in the near future so that our clients may have access to other types of wealth management products. We currently only work with Hong-Kong based brokers and all purchases of wealth management products are completed in Hong Kong.

We started generating revenues from our wealth management services in the fiscal year ended September 30, 2018, primarily in the form of commissions paid to us directly by product brokers. The commissions paid by such product brokers are calculated based on the value of wealth management products that our clients purchase from such brokers. We deliver to our clients a continuum of value-adding services before, during and after our clients’ initial purchase of wealth management products, such as handling the administrative support for our clients for each renewal of insurance policies during the standard length of time the insurance policies are in effect. Some value-added services are complimentary which include personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, referrals to renowned high end medical and education resources. We do not charge our clients any fees for these value-added services.

The following is an illustration of our wealth management services which connect our high net worth and ultra-high net worth clients to other market participants such as insurance brokers. The insurance brokers we work with distribute insurance products and policies. Insurance providers, such as insurance companies, may work with either their own insurance agents, or insurance brokers who source from a larger number of product providers, or both.

We also provide asset management services as carried out through our wholly owned subsidiary, PAI  and its subsidiaries. We launched our asset management operation in early 2017, acting as the investment advisor, and the fund manager for our clients through our subsidiaries. Prestige Global Asset Management Limited, our wholly owned subsidiary, serves as the manager of our investment funds, while Prestige Asset Management Limited, also wholly owned our subsidiary, serves as the investment advisor of our investment funds. The two funds we currently manage and advise, PGA and SP1, were incorporated in 2017 in the Cayman Islands as exempt companies. We carried out our asset management services through Prestige Asset Management Limited which is a Securities and Futures Commission type 9 licensed corporation in Hong Kong, while Prestige Global Asset Management Limited is incorporated in the Cayman Islands and has been registered as an “Excluded Person” with the CIMA under the SIB Law.

Both PGA and SP1 are fund of funds (FOF) that invest in top ranked hedge funds with managed assets ranging from $2 billion to $20 billion. The underlying hedge funds we invest in are chosen based upon our proprietary fund selection models. We charge investors certain fees for managing and advising such funds, including subscription fees, performance fees and management fees. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition.” Our funds are set to continue operation unless terminated. For the fiscal years ended September 30, 2018 and 2017, we generated approximately 5% and 100% of our revenues through our asset management services, as the asset management services operation was our sole operation during the fiscal year ended September 30, 2017.

Name of Fund	Type of fund	Establishment
Prestige Global Allocation Fund (“PGA”)	FOF	April 2017
Prestige Quantitative Opportunities Fund I SP (“SP1”)	FOF	March 2017

Corporate History and Structure

Prestige Wealth Inc. (the “Company”) was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on October 25, 2018. The Company owns 100% of the equity interests of PPWM, a company incorporated in the British Virgin Islands on May 23, 2014. PPWM owns 100% of the equity interests of PWM, a company incorporated in Hong Kong on January 26, 2015.

The Company also owns 100% of the equity interests of PAI, a company incorporated in the British Virgin Islands on December 4, 2015. PAI owns 100% of the equity interests of PGAM, a corporation incorporated under the laws of the Cayman Islands on June 8, 2016. PAI also owns 100% of the equity interests of PAM, a company incorporated in Hong Kong on December 14, 2015.

We operate through our wholly owned subsidiaries, PPWM and PAI. Our wealth management operations are conducted through PPWM and its operating subsidiaries, while our asset management operations are conducted through PAI and its subsidiaries. Our asset management operations are currently primarily focused on managing and operating investment funds. We currently hold licenses to act as fund managers through PAM.

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus:

The following chart illustrates our corporate structure, including our subsidiaries, following the completion of the proposed offering:

Competitive Advantages

We believe the following competitive strengths have contributed, and will contribute, to our growth:

Significant Satisfaction, Approval from Client and High Client Retention

We believe that we have a reputable brand image among our clients. As a rapidly growing independent wealth management and asset management services provider, we focus on the quality of the services we provide and maintain a loyal client base, consisting of 27 high net worth or ultra-high net worth clients as of September 30, 2018. The average revenue we generated from each client in the fiscal year ended September 30, 2018 was more than HK$1.09 million (approximately $140,000). We believe that our existing clients will return to seek our services to facilitate the purchase of additional products or invest more with our investment funds. Additionally, since existing clients referring our services to new clients generated approximately 65% of our revenues, we believe that we have been successful at leveraging the influence and network of our existing clients to grow our client base. We expect our loyal client base to continue to grow, as we continue to capitalize on the opportunities stemming from the rapid growth of the high-net-worth population in Asia.

Client Experience Oriented, Customized, and High-Quality Value-Added Services

Our client-centric corporate culture and value-added ancillary services are what we believe differentiate us from our competitors in Hong Kong’s wealth management and asset management services industry. Our business process delivers a continuum of value-added services, including personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, referrals to renowned high end medical and education resources, without cost to our clients. Due to the wealth management, asset management and value-added services we have been providing, we have built a one-stop, customized client experience model designed to assist with the wealth management and preservation needs of our clients. We will continue to add additional ancillary services at the demand and request of our clients. We believe that our client-centric service structure is key to maximizing our client satisfaction and retention. Approximately 63% of our clients come through referrals from existing clients, attesting to the quality and effectiveness of our client services.

Word-of-Mouth Referral by Well-Connected Clients

We believe the influence and both personal and professional network of our existing clients provide us with access to a larger network of high net worth prospective clients. A majority of our existing clients are executives and principals shareholders of companies, including entrepreneurs backed by significant family businesses. Our clients also have on average minimum investable assets worth $5 million. Since 65% of our revenues come from referrals by existing clients in the fiscal year ended September 30, 2018, we believe that we have been successful at leveraging the influence and network of our existing clients to grow our client base.

Carefully Selected Business Partners such as Product Brokers and Underlying Fund Managers

With respect to our wealth management services, we carefully select and introduce to our clients, highly desirable wealth management intermediaries who offer products designed to meet the financial and wealth planning needs of high-net-worth and ultra-high-net-worth individuals. In the fiscal year ended September 30, 2018, we primarily worked with insurance brokers who offer a wide array of insurance products with different product features, different levels of risk and returns and various investment goals that address our clients’ wealth management and preservation needs as perceived by us. We have adopted specific criteria in selecting the wealth management intermediaries that we work with and perform rigorous due diligence before we partner up with them. We also carefully select the wealth management and preservation industry professionals providing value-added services to whom we refer our clients.

With respect to our asset management services, our proprietary fund selection models chooses global asset management products from our proprietary database includes over 150 carefully-selected top ranking hedge funds with superior reputation and outstanding investment records, which are then vetted and approved by our investment committee.

Access to Highly Desirable but Scarce Products and Services

With respect to our wealth management services operation, the insurance brokers we have carefully selected have access to relatively rarer insurance policies not available to all insurance brokers. With respect to our asset management services operation, our individual clients have access, through our funds and our extensive global network, to global high quality assets, such as world-leading hedge funds based in the U.S. and E.U. that are rarely open to Asia investors or individual investors.

Experienced Management Team

We have a highly experienced management team. Our CEO and Chairman, Mr. Shi, worked at financial industry in Hong Kong, the United States and the PRC, for more than ten years. Through his experience in investment and investment banking, he has extensive experiences working with high net worth and ultra-high net worth individual clients in both Hong Kong and the PRC. Mr. Shi has a deep understanding and know-how of the financial industry, as well as insight into wealth management and asset management. We also have a team of highly qualified industry professional with an average of more than 10 years of experiences at well-known firms such Merrill Lynch, Piper Jaffray, and Goldman Sachs. We believe that our management team’s insightful industry knowledge and vision, and strong execution capabilities significantly contribute to our strong growth.

Our Growth Strategies

We aspire to become a trusted wealth management services brand among Asia’s high-net-worth individuals. To achieve this goal, we intend to leverage on our existing strengths and pursue the following strategies:

Further enhance our brand recognition among high-net-worth and ultra-high-net-worth individuals

We believe that brand recognition is critical for the further growth of our business. To enhance our brand recognition, we plan to continue to focus on client satisfaction through rigorous research and due diligence of product brokers. We also intend to continue conducting a wide range of marketing activities including industry conferences, brand marketing workshops as well as client appreciation events. We also intend to offer other value-added services that are highly sought after among high-net-worth and ultra-high-net-worth individuals including but not limited to study tours to global financial institution, art finance tours, wealth inheritance and preservation lectures.

Further grow our client base

We expect to continue to expand our client base through expanding the network of high-net-worth and ultra-high-net-worth individuals accessible through our existing clients. We believe our client-centric and personalized services are critical to maintaining the loyalty of our existing clients, and further attract additional high-net-worth and ultra-high-net-worth individuals to choose us to assist them in their wealth management and preservation objectives. To support our business growth, we plan to further expand our team of qualified client relationship managers to ensure that every single client could be abundantly and carefully served. We expect to also systematically train our client relationship managers to better identify the needs of high net worth and ultra-high-net-worth individuals so as to be able to provide corresponding services expeditious to meet any needs as they arise. Meanwhile, we expect our client relationship managers to serve the network circles of high-net-worth and ultra-high-net-worth individuals, identify prospective clients’ demands in a timely manner and make client initiation arrangements accordingly.

Grow our asset management business to include a larger number of funds and diversify the types of funds

Currently, our funds database on which our proprietary fund selection models run includes approximately 150 top ranked hedge funds. We expect to continue to expand our funds database by increasing fund categories such as fixed income funds, real estate funds, venture capital funds and private equity funds and offering a wider variety of investment products, and to perform rigorous risk management to ensure the high quality of the funds that we manage and advise. Additionally, we intend to strengthen our expertise in asset management services by recruiting more industry experts to expand our investment research team, and adopting additional investment strategies.

Integrate resources and provide one-stop wealth preservation and management solution

We have collected and consolidated a database of high quality and suitable tax experts, lawyers, trust consultants and other wealth preservation and management industry experts who are able to provide professional, objective and alternative solutions to clients that we refer. We provide such solutions and referrals to our clients to better serve their needs as we seek to meet our clients’ needs beyond the scope of our current services. We currently do not receive referral fees for referrals and sharing of such resources. We plan to hire relevant industry experts to become our long-term consultants in the future, and plan to launch customized service portfolio based upon our past experiences and supplemented by the evolving needs of our clients. We also plan to develop immigration planning with a wealth management objective, to help high net worth and ultra-high net worth individuals and families achieve global asset allocation and wealth inheritance integrating global immigration planning. As such, we plan to become a one-stop solutions service provider in wealth preservation and management to more efficiently, effectively and conveniently provide professional advice to our clients. We aim at becoming long-term partners to our clients in asset allocation and family wealth inheritance.

Pursue strategic investments and acquisition opportunities

To provide our clients with more all-inclusive wealth management services and comprehensive asset management services, we may selectively invest in or acquire companies that are complementary to our business, including opportunities that can further grow our current businesses and drive our long-term growth.

Our Services

Through our two wholly owned subsidiaries, PPWM and PAI, we provide wealth management and asset management services, respectively, to meet the wealth management and preservation objectives of our high-net-worth and ultra- high-net-worth clients.

For our wealth management operation, we screen product brokers based upon the breadth of their products and their access to rare products, their professional expertise in advisory and product portfolio structuring and their reputation. We are compensated directly by the product brokers with whom we enter into referral service agreements.

For our asset management operation, we screen, select and make available high quality asset management products and services to our clients, and provide our clients with access to asset management products and services that our clients may otherwise not have access to as individual investors. These service capabilities enable us to offer long term, customized, value-adding and integrated services to our clients through client support in policy origination and renewal, client maintenance and continuously discovering the evolving needs of our clients. Our clients’ sizeable amount of investable assets, on average above $5 million each, makes us an attractive and reliable source of funds to wealth management product brokers such as insurance brokers. We strive to better meet our clients’ specific and individualized needs by providing our clients with access to diversified product portfolios. Accordingly, we decided to work with qualified product brokers who have access to a wide range of products from a selection of product providers and are capable of providing high quality diversification allocation for our clients.

Wealth Management Services

According to the Sullivan Report, the needs and capabilities for wealth management services in Hong Kong are growing rapidly, with the revenues of wealth management industry increasing with a CAGR of 16.7%from 2013 to 2017, with continued expectation to grow. We believe that we are uniquely positioned to capitalize on this opportunity by facilitating the purchase of wealth management products by our clients from wealth management product brokers such as insurance brokers.

In 2017, we launched our wealth management services operation, where we introduce our high net worth and ultra-high net worth clients to wealth management product brokers who distribute a wide array of wealth management products of which they customize to meet the investment and wealth management needs of our clients. Since the inception of our wealth management services operation in 2017 to the date of this prospectus and, we have focused our wealth management services operation on introducing our clients to insurance products and have primarily worked with insurance intermediaries such as insurance brokers. Specifically, with respect to insurance products, we have selected insurance brokers that have access to a wide range of policies from a selection of insurance product providers, including basic coverage policies and annuities, as well as products with investment attributes.

Client Acquisition

We acquire new clients primarily in two ways, with approximately 68% introduced to us through our past and existing clients, and approximately 32% introduced to us by our founder Mr Sze and our Chief Executive Officer Mr. Shi. Once our past or existing clients, or our related parties, put new clients in touch with us, our designated client relationship manager will conduct client on boarding services by introducing our services, the product brokers we work with, and collecting preliminary client information. For the fiscal year ended September 30, 2018, more than 50% of the clients introduced to us completed purchases of wealth management products from product brokers that we work with. We do not enter into service agreements directly with our clients, while our clients consent to our services upon providing preliminary personal information to us to be passed on to the product brokers. We do not charge prospective clients any fees if they decide not to purchase any wealth management products from product brokers that we work with.

Our Client Service Model

We operate under a proven and cost-effective client service model, by integrating the services of well-seasoned product brokers who distribute a large selection of wealth management products and provide advisory services on the allocation of wealth management products, covering the full-service cycle for each client. We maintain regular correspondence between the product brokers and our clients, and facilitate the execution of transactions with our clients for any services not provided by the product brokers. Each of our clients is supported by a designated client relationship manager who organizes clients’ information, introduces product brokers to clients, explores additional service needs the clients may have, and conducts continuous client relationship maintenance.

Based upon the initial client information compiled by our client relationship managers, product brokers further gather information from the clients with the help of our customer relationship managers to assess their risk profiles, understand their financial objectives and craft tailored wealth management plans for them. While our client relationship managers do not provide any advisory services or discuss the features of specific wealth management products, they are also part of the conversation and correspondence between the product brokers and our clients, thus achieving a smooth and seamless transition from new client development to service delivery. The product brokers we work with have a vast array of investment products for clients to choose from in order to develop tailored portfolios. To sustain and further improve our service quality, our client relationship managers are also dedicated to continuous maintenance of client relationships and collection of client feedback. Our client relationship managers communicate with our clients on a regular basis to evaluate their level of satisfaction and to explore their needs for additional ancillary services. This team-approach client service model facilitates new client development, integrates quality and consistent professional services provided by trusted and vetted third-parties, and nurtures long-term relationships with our existing clients.

Our services currently entail introducing our clients to insurance brokers and providing administrative support to our clients in the subscription of insurance policy contracts with the brokers introduced by us. We do not directly sell insurance policies to our clients and do not enter into end agreements with our clients. We do not negotiate or arrange contracts of insurance as the agent of our client, nor do we advise on matters related to insurance policies or products. Our clients do not directly compensate us for our services. We do not work with insurance product providers to create or structure new policies, offer advice on financial as well as commercial terms or serve an advisory role in structuring the investment profile of our wealth management clients. We are compensated directly by the insurance brokers with whom we enter into referral service agreements.

Our Relationship with Product Brokers Such as Insurance Brokers

As we do not enter into end agreements with our clients, an individual becomes our client by consenting to our services and providing preliminary personal information to us to be passed on to the product brokers. Such client is then assigned a client relationship manager who will collect the client’s preliminary information and wealth management needs and goals, select for the client an appropriate product broker in our network of product brokers, and pass on the collected information to such product broker. Based on the collected information, the product broker distributing the wealth management products is expected to create for and provide to the client, a portfolio of customized selection of products distributed by the broker, with the relevant terms and costs. We then continue to provide client management services to our clients as they consult the product brokers on product and investment related issues until they decide to purchase products from the product brokers.

We enter into referral service agreements with product brokers such as insurance brokers for referrals of our clients to the product brokers. Pursuant to such referral service agreement, a product broker is obligated to pay us commissions based on the value of wealth management products that our clients purchase from such broker. Such broker is obligated to honor the referral payments upon purchase by our clients (subject to various conditions). To date, all product brokers that we work with have paid 100% of accrued commissions.

Since the launch of our wealth management services operation in 2017 to the date of this prospectus, all product brokers we have worked with have been insurance brokers. We currently work with three product brokers in Hong Kong who are all qualified insurance brokers who offer a customized portfolio of insurance policies and products designed to suit the individual and specific needs and goals of our clients. Once a client agrees to work with a specific insurance broker selected by us, we offer client support services needed to facilitate the origination of insurance policies. We do not act, or hold ourselves out, as an agent of our client. We follow up with both the insurance broker and our clients to ensure the policy subscription processes advance steadily, and provide the administrative support that our clients need to subscribe to the insurance policies in the customized portfolio offered by the insurance broker. In exchange for our services, we receive commission-based fees from the insurance brokers. The majority of the commissions are due and payable after expiration of a specified “free-look period” during which the client may cancel the insurance policies, with the remaining commissions payable during the term of the insurance policies, generally at a lower rate than the rates in connection with initial origination. Such commissions are calculated based on the value of the wealth management products that our clients purchase. The rates of such commissions are confidential pursuant to our referral service agreement, generally in the range of 3-35% of the value of wealth management products purchased, depending on the specific nature of the products and terms of the policies.

Certain insurance policies such as term policies may be renewed for terms. We provide ongoing services to our clients who have purchased renewable term policies. For the renewal of policies, we contact our clients prior to the renewal timeline to collect any updated information to be sent to the relevant product intermediaries; we then assist our clients in facilitating the successful renewal of the policies purchased by our clients through our network of intermediaries.

We carefully select insurance brokers who have a large selection of insurance products to provide comprehensive insurance products offering to our clients. We have identified, screened and approved three insurance brokers in Hong Kong, each with a large variety of insurance products. Of our total revenues generated from our wealth management operations, approximately 81% were generated from Blue Ocean Wealth Management (Hong Kong) Limited, a licensed insurance broker. Our clients have access to these brokers and are able to customize their needs for wealth management and planning products, including, without limitation, savings plans, lifelong health protection plans and comprehensive disease protection plans, universal life insurance plans and child growth education program plans. Our screening criteria includes but are not limited to compliance and risk management, professional advice, size and scale, past performances, industry reputation, customer service quality and the quality of customer representatives. The most popular plan currently is the savings plan which accounted for approximately 98% of total referral fees commission that we generated for the fiscal year ended September 30, 2018. Savings plans provide long-term compound interests for our clients’ assets and are designed to enable them to realize wealth preservation and growth. Savings plan policies have terms of 5-years, 10-years, more than 10 years and 20 years, and as a result, we have not generated significant revenues from our renewal services for the fiscal year ended September 30, 2018. Other insurance plans are gaining more traction such as the lifelong health protection plans and comprehensive disease protection plans protect against a large number of critical illnesses and provide worldwide high-end medical services to our clients.

Our Relationship with Our Clients

We do not participate in the product design process, nor do we provide investment advice in choosing and evaluating the insurance products sourced by the insurance brokers that we work with. Specifically, as we currently work with insurance brokers only who offer to distribute insurance products and policies to our clients, we do not underwrite insurance policies, nor do we broker insurance products work with insurance product providers to create or structure new policies, offer advice on financial as well as commercial terms or serve an advisory role in structuring the investment profile of our clients. While we provide services to our clients, we do not directly charge our clients for services fees; we are instead compensated directly by the insurance brokers from whom the clients purchase insurance products and policies, and with whom we enter into referral service agreements.

We do not handle our clients’ funds or payment or otherwise process transactions between our clients and product providers. Our clients pay for the wealth management products such as insurance policies directly to the product providers such as insurance companies. When our clients decide to purchase a product, we notify the relevant brokers to assist our clients to set-up direct transactions with, and makes payments to, the respective product provider directly.

Currently all transactions related to the purchasing of the wealth management products occur in Hong Kong.

Our Value to Product Brokers

As a link between the demand for and supply of investable assets, our services add value not only to high-net-worth individuals but also product brokers such as insurance brokers. We provide product brokers with access to Asia’s high-net-worth individuals, to whom they can sell their wealth management products. When providing wealth management services to our clients, we help them choose from reliable and professional product intermediaries that they otherwise do not have knowledge of, or are not familiar with. Additionally, the product intermediaries we work with generally do not have the client relationship maintenance capability required to serve high net worth individuals, nor the network of access to establish such high net worth individuals. Our services provide the link between the two target groups who would not otherwise work together.

Our Value to Our Clients and Value-Added Services Offerings

In addition to services related to wealth management product renewals, we also offer a continuum of high-quality value-adding services, such as personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, referrals to scarce high end medical resources, and referrals to agencies specialized in immigration and application to overseas study programs and degree programs. These services are offered in response to our clients’ specific needs and demands discovered through our detail-oriented client intake process designed to enhance our clients’ experiences and maximize our value to our clients. For these value-added services, we do not separately charge our clients, nor do we provide these services in-house as we refer them to our network of trusted service providers according to the specific needs of our clients.

Asset Management Services

In addition to wealth management services, we also provide asset management services.

For the fiscal years ended September 30, 2018 and 2017, approximately 5% and 100% of our revenues were generated through our asset management services.

We established two investment funds in March and April 2017, Prestige Quantitative Opportunities Fund I SP and Prestige Global Allocation Fund. Both are fund of funds that invest in other hedge funds with a quantitative strategy. As the manager of the two funds, PGAM decides the investment allocation of the two funds according to market conditions and the needs and risk profiles from our clients. We derive revenues via subscription fees, management fees, and performance commissions on the two funds.

Our asset management team uses our proprietary fund selection model to conduct thorough screening of the underlying funds in our hedge fund database, including quantitative and qualitative analysis. Our asset management team will then produce investment and operational due diligence reports on the selected funds and solicit the approval of our Investment Committee. After the investment phase, we continuously monitor and analyze the performance of the underlying funds and conduct regular meeting with the relevant fund managers to ensure the funds are performance within our expectation.

We currently have more than HK$61,721,000 (approximately $7,900,000) of assets under management. Our asset management services operation has two professionals, in the field of quantitative investment, risk management and macroeconomic research. Our investment committee comprises of our CEO and the two professionals.

Asset Management Funds

●	Prestige Global Allocation Fund (“PGA”)

PGA is managed by PGAM, with Prestige Asset Management Limited serving as PGA’s investment advisor. PGA primarily invests in global reputable quantitative hedge funds subject to actual market conditions, or may engage in short-term investment financial management, including but not limited to, bank deposits, money market funds, short-term monetary funds and other similar products. PGA is a fund of funds whose objective is to achieve superior capital growth by investing in hedge funds managed by world-class quantitative portfolio managers. With access to world-class funds on Wall Street, our fund strives to provide our asset management clients the opportunity to participate in those hard-to-access or even soft-closed hedge funds that has a high entry barrier for investors. Our proprietary fund selection model also incorporates quantitative investment and market neutral strategies as we believe these two approaches to be the most scientific way to generate returns for investors with an investment outlook of medium to long term. PGA aims to deliver high quality risk-adjusted return and high liquidity to our asset management clients by constructing a well-diversified portfolio.

Our clients participate in the funds monthly with no fixed minimum term and may redeem on a quarterly basis after three months following their initial contribution. PGA is open to non-U.S. investors, and requires a minimum investment of $500,000 from an institutional investor and $250,000 from a retail investor. PGA’s one-off subscription fees at the time of subscription range from 0.85% to 1.25%, annual management fees range from 1.00% to 1.50%, and performance fee are at 10% to 13.5% of the incremental portion on a quarterly basis over the high-water mark, net of other expenses. All client funds are placed under the custody of DBS Bank.

Based upon the changing economic conditions, we strive to maintain a steady rate of return through diversified strategies and asset allocation.

Since our inception in April 2017 to September 2018, PGA has successfully generated a high risk-adjusted return of 9.3% with a Sharpe ratio of 1.35. The volatility of PGA was only 5.7% and the maximum drawdown during the period was 3.3%. Compared with the fund’s benchmark - HKRI® FoF Index, the benchmark was offering a return of 6.3% in the same period.

PGA generated a return of 7.6% for the twelve-month period from October 2017 to September 2018 and a return of 9.3% since inception to the fiscal years ended September 30, 2018. PGA’s assets under management (AUM) were $6,952,317 and $7,043,465 respectively as of September 30, 2018 and 2017.

●	Prestige Quantitative Opportunities Fund I SP (“SP1”)

SP1 is also managed by PGAM with Prestige Asset Management Limited serving as SP1’s investment advisor. SP1 is a Cayman fund exclusively designed for one of our asset management clients. SP1 aims to achieve absolute return by investing in two quantitative market neutral funds. Based on the underlying funds’ historical performances, we expect SP1 to have low volatility and target to achieve a zero long term correlation with traditional investments. As an alternative investment fund, SP1 is highly diversified into different asset classes, investment strategies, investment themes through the two quantitative market neutral funds. The investment strategies of SP1 include but are not limited to Stock Selection, Fixed Income Arbitrage, Equity Arbitrage, and Global Macro.

Clients

Our primary business is providing appropriate referral and services needed for our high-net-worth individual clients to purchase wealth management products from wealth management product brokers. Currently, all our wealth management product brokers are insurance brokers, and 100% of wealth management products purchased by our clients are insurance products. This line of business contributed to approximately 95% of our revenues for the fiscal year ended September 30, 2018. While we are paid directly by product brokers, we directly service the individual clients who purchase wealth management products from the product brokers we work with. Since we launched our wealth management service operations, we have been able to be timely compensated by the product brokers we work with.

We mainly target the following high-net-worth individuals as potential clients: (i) business owners, and (ii) executives and other affluent individuals. By providing customized, value-added wealth management services to our individual clients, we seek to build a loyal client base and create long-term relationships. Ultra-high net-worth individuals, or UHNWI, are defined as people with investable assets of at least $30 million, usually excluding personal assets and property such as a primary residence, collectibles and consumer durables.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish our services from those of our competitors and contribute to our competitive advantage in the high net worth wealth management and asset management services industries We rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our relationship managers and other employees, our third party wealth management product providers and other contractors. We have applied for registered trademarks in Hong Kong including “Prestige.”

Marketing and Brand Promotion

Word-of-mouth is one of the most effective marketing tools for our business and we believe that approximately 63% of our clients have come through referrals from existing clients. We intend to continue to focus on referrals as the major avenue of new client development by further improving client satisfaction. Approximately 37% of our initial clients, are introduced to us by our founder Mr. Sze and Chief Executive Officer Mr. Shi. However, we are actively expanding our client network and do not intend to further rely on Mr. Shi for client acquisition.

We intend to enhance our brand recognition to attract potential high net worth clients through our extensive client network and through a variety of marketing methods. We also intend to offer sponsorship to, host brand promotion events and host conferences with market institutions such as industry associations and industry conferences that will allow us to access their members/attendees to attract more high net worth clients. We organize frequent and targeted events, such as high-profile investor networking events, where we present our company and our brand either independently or in collaboration with other brands that are not in our industry. These events are often organized in cooperation with luxury and fashion brands and art action institutions. In addition, we promote ourselves and our brand through targeted marketing on print magazines that are popular with our target clients.

Competition

The wealth management service industry and asset management service industry in Hong Kong, and in Asia in general, are highly competitive, and we compete for clients on the basis of product choices, client services, reputation and brand names.

Our principal competitors for our wealth management and asset management services include:

●	Private banks. Many private banks rely on their own wealth management arms and sales force to distribute their products, such as UBC, Credit Suisse, and Citibank. We believe that we can compete effectively with commercial banks due to a number of factors, including our undiluted focus on the high net worth market, our client-centric culture and services, and our independence, which factors better position us to provide wealth management services and to gain our clients’ trust.

●	Insurance companies, insurance agents and insurance brokers. Because all products that are offered by the network of intermediaries we refer our clients to are currently insurance products, we compete with insurance companies with in-house distribution capabilities and insurance brokers, as well as other intermediaries such as insurance brokers. We believe that we can compete effectively with insurance companies and insurance agents because we work with several insurance brokers who have access to the products from most major insurance companies. We believe that we can compete effectively with insurance brokers as our client-centric culture and comprehensive client services allow us to provide personalized services and better serve the needs of high net worth clients.

●	Independent wealth management service providers. A number of independent wealth management service providers have emerged in Asia in recent years while Hong Kong has well-recognized, large wealth management service providers as well as many smaller service providers. We believe we can compete effectively with independent asset management service providers because our clients have access to diversified portfolio allocation through our qualified product brokers, without directly compensating us and we also provide free-of-charge tailored value-added services.

●	Multi-family offices. Hong Kong has many investment family offices. We believe we can compete effectively with family offices because we can access a broader group of clients compared to the higher entry barrier to family offices.

Our principal competitors for our asset management service include:

●	Independent asset management service providers. We believe we can compete effectively with independent asset management service providers due to our proprietary fund selection model to conduct thorough screening of the underlying funds, our professionals in asset management, and our resources to highly desirable but scarce fund managers.

Employees

We had 7 full time employees as of February 1, 2019. The following table sets forth the number of our employees by function as of February 1, 2019.

Area	Number of Employees
Wealth Management	3
Asset Management	2
Other Management	2
Total	7

The Company takes out mandatory provident fund scheme under Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, and employment injury compensation insurance under ECO for its employees, all of which are in Hong Kong.

None of our employees are represented by unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

Facilities/Properties

Our main operations are based at Suite 5102, 51/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. We lease our office space from a related party, Prestige Securities Limited, pursuant to two sublease agreements. Each lease agreement has a term of 3 years from August 1, 2018 to July 31, 2021. The aggregate annual rents pursuant to the lease agreements are HK$240,000 (approximately $30,659). The lease may be terminated upon one-month advance written notice by either party.

We believe that our existing facilities are adequate for our current requirements and we will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

Legal Proceedings

We are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition. We may from time to time become a party to various legal, arbitration or administrative proceedings arising in the ordinary course of our business.

Seasonality

We currently do not experience seasonality in our operations.

Insurance

We participate in Hong Kong government required mandatory provident fund scheme under MPFSO, and employment injury compensation insurance under ECO for our Hong Kong employees. There is no other statutorily required employee social security/benefit plan in Hong Kong. See “Regulations Related to Employment and Labor Protection - Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)” and “Regulations related to employment and labor protection - Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)” for further details. We do not maintain business interruption insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other wealth management companies of similar size in Hong Kong. We consider our insurance coverage to be sufficient for our business operations in Hong Kong.

REGULATIONS

Regulations Related to our Business Operation in Hong Kong

Regulations related to our Wealth Management Services

While we facilitate the purchase of insurance products by introducing our clients to qualified and licensed insurance brokers in Hong Kong, we do not distribute insurance products and we do not enter into service contract with our clients. We do not think we are engaged in insurance brokerage business in Hong Kong, and we do not believe we should be regulated as an insurance agent or an insurance broker under Hong Kong laws. However, due to the absence of clear interpretation of the relevant rules, we cannot assure you the Hong Kong Insurance Authority may not, in the future, interpret the relevant rules differently and as a result deem us to be insurance brokers or agents in Hong Kong. In that event, we may need to cease the provision of such services or obtain the relevant licenses and qualifications. See “Risk Factors — Risks Related to Our Business and Industry — We may fail to obtain and maintain licenses and permits necessary to conduct our operations in Hong Kong, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services in Hong Kong”.

Regulations related to our Asset Management Services

The Securities and Futures Commission of Hong Kong, or the SFC, authorizes corporations and individuals through licenses to act as financial intermediaries. Under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the SFO, unless any exemption under the SFO applies, any corporation which is not an authorized financial institution but carries out the following activities must be licensed by the SFC: (i) carrying on a business in a regulated activity (or holding itself out as carrying on a business in a regulated activity); or (ii) actively marketing, whether by itself or another person on its behalf and whether in Hong Kong or from a place outside Hong Kong, to the public any services it provides, and such services would constitute a regulated activity if provided in Hong Kong.

According to the SFO, a licensed corporation must maintain a minimum level of paid-up share capital and liquid capital not less than the amounts specified under the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong), or the Financial Resources Rules. If the licensed corporation applies for more than one type of regulated activity, the minimum paid-up share capital and liquid capital shall be the higher or the highest amount individually required amongst those regulated activities. As discussed in “- Ongoing obligations for compliance by licensed corporations and intermediaries” of this section below, according to the Financial Resources Rules, PAM is not subject to any minimum paid-up share capital requirement but shall, at all times, maintain a minimum liquid capital of HK$100,000. The Company maintains a minimum liquid capital of HK$100,000.

In addition, each licensed corporation should appoint at least two responsible officers to directly supervise the conduct of each regulated activity for which the licensed corporation operates and at least one of the responsible officers must be an executive director of the licensed corporation as defined under the SFO. Under the SFO, an “executive director’’ refers to a director of the corporation who actively participates in or is responsible for directly supervising the business of the regulated activity. All executive directors must be approved by the SFC as the responsible officers of the licensed corporation. Further, for each regulated activity, the licensed corporation should have at least one responsible officer available at all times to supervise the business of the regulated activity for which the corporation is licensed. The same individual may be appointed to be a responsible officer for more than one regulated activity, as long as he/she is fit and proper to be so appointed and there is no conflict in the roles assumed. A person who intends to apply to be a responsible officer must demonstrate that he/she satisfies the requirement in relation to sufficient authority and is fit and proper to be so approved. An applicant must have sufficient authority to supervise the business of the regulated activity within the licensed corporation. Additionally, the applicant must be competent, having regard to his/her academic/industry qualifications, relevant industry experience, management experience and regulatory knowledge.

As of the date of this prospectus, through Prestige Asset Management Limited, we have obtained the following licenses from the SFC: (i) SFO Type 4License, effective as of 15 November 2016, for conducting regulated activities related to advising on securities; and (ii) SFO Type 9 License, effective as of November 15, 2016, for conducting regulated activities related to asset management. Further, Prestige Asset Management Limited has two responsible officers each of our Type 4and Type 9 regulated activities under the SFO.

Ongoing obligations for compliance by licensed corporations and intermediaries

Fit and proper requirement

In April 2017, the SFC issued the Licensing Handbook, which provides the ongoing obligations for compliance of a licensed corporation. In general, licensed corporations and licensed representatives must remain fit and proper at all times and must comply with all applicable provisions of the SFO and its subsidiary legislation as well as the codes and guidelines issued by the SFC. There must also be at least one responsible officer available at all times to supervise the licensed corporation’s business of carrying on a regulated activity. Furthermore, according to the SFO, the license in relation to all or certain regulated activities of a licensed corporation may be suspended or revoked by the SFC if the licensed corporation does not carry on all or some of the regulated activities for which it is licensed.

Maintenance of minimum paid-up share capital and liquid capital

Depending on the type of regulated activity, licensed corporations must maintain at all times paid-up share capital and liquid capital not less than the specified amounts according to the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) or the Financial Resources Rules. If a licensed corporation conducts more than one type of regulated activity, the minimum paid-up share capital and liquid capital that it must maintain shall be the highest amount required amongst those regulated activities. PAM is licensed to carry out Type 4 (advising on securities) and Type 9 (asset management) regulated activities on the conditions that (i) PAM shall not hold any client assets; and (ii) PAM shall only provide services to professional investors. Under the FRR, PAM is not subject to any minimum paid-up share capital requirement since it is subject to a licensing condition that it shall not hold client assets. As for the minimum liquid capital requirement, PAM shall, at all times, maintain a minimum liquid capital of HK$100,000 according to the FRR. PAM is also required to submit semi-annual financial resources returns to the SFC as required under the FRR.

Record keeping requirements

A licensed corporation must keep records in accordance with the requirements under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong), or the Recording-Keeping Rules. The Recording-Keeping Rules requires licensed corporations to keep proper records. It prescribes the records that are to be kept by licensed corporations to ensure that they maintain comprehensive records in sufficient detail relating to their businesses and client transactions for proper accounting of their business operations and clients’ assets. In addition, the premises used for keeping records or documents required under the SFO and the Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, must be approved by the SFC as required under section 130 of the SFO. Records must also be kept in accordance with the AMLO and related guidelines, as well as applicable company and general law requirements.

Notification to the SFC of certain changes and events

A licensed corporation is required by the Securities and Futures (Licensing and Registration)(Information) Rules (Chapter 571S of the Laws of Hong Kong) to notify the SFC of certain changes and events, which include, among others, (i) changes in the basic information of the licensed corporation, its controlling persons and responsible officers, or its subsidiaries that carry on a business in any regulated activity; (ii) changes in the capital and shareholding structure of the licensed corporation; and (iii) significant changes in the business plan of the licensed corporation.

Submission of audited accounts

A licensed corporation must submit its audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong), or SFAAR. SFAAR prescribes the contents of the financial statements and the auditor’s report of such accounts to be submitted by licensed corporations to the SFC. Licensed corporations and associated entities of intermediaries (except for those which are authorized financial institutions) are required to submit their financial statements, auditor’s reports and other required documents within four months after the end of each financial year as required under section 156(1) of the SFO.

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Except for the periods between November 1, 2016 and October 4, 2017 and between July 7, 2018 and August 23, 2018, the Company believes that PAM has taken sufficient employee compensation insurance for its employees required of PAM under the ECO. Except for the period between September 25, 2017 and August 23, 2018, the Company believes that PWM has taken sufficient employee compensation insurance for its employees required of PWM under the ECO.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For a monthly-paid employee, the maximum relevant income level is HK$30,000 per month and the maximum amount of contribution payable by the employer to the MPF Scheme is HK$1,500. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. As of the date of this prospectus, the Company believe it has made all contributions required of PAM under the MPFSO. Except for the period between October 17, 2017 and August 9, 2018, the Company believes that it has made all contributions required of PWM under the MPFSO.

Regulations related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, he shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, he shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 on corporations from the year of assessment of 2018/2019 onwards. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from 11 February 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

Guidelines issued by the SFC

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism, or the AML & CFT Guideline, issued by the SFC on 1 November 2018, and the Prevention of Money Laundering and Terrorist Financing Guideline issued by the Securities and Futures Commission for Associated Entities issued by the SFC on 1 November 2018.

The AML & CTF Guideline provides guidance to licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Pursuant to the AML & CTF Guideline, licensed corporations should, among other things, assess the risks of any new products and services before they are offered to the market, identify the client and verify the client’s identity, conduct on-going monitoring of activities of the clients, maintain a database of names and particulars of terrorist suspects and designated parties and conduct on-going monitoring for identification of suspicious transactions.

Regulations related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, he shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, he shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 on corporations from the year of assessment of 2018/2019 onwards. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from 11 February 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

Guidelines issued by the SFC

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism, or the AML & CFT Guideline, issued by the SFC on 1 November 2018, and the Prevention of Money Laundering and Terrorist Financing Guideline issued by the Securities and Futures Commission for Associated Entities issued by the SFC on 1 November 2018.

The AML & CTF Guideline provides guidance to licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Pursuant to the AML & CTF Guideline, licensed corporations should, among other things, assess the risks of any new products and services before they are offered to the market, identify the client and verify the client’s identity, conduct on-going monitoring of activities of the clients, maintain a database of names and particulars of terrorist suspects and designated parties and conduct on-going monitoring for identification of suspicious transactions.

Regulations Related to Cayman Islands

SIB Law, requires that any person, company or partnership (whether general or limited) which is incorporated or registered in the Cayman Islands (or which is incorporated or registered outside the Cayman Islands but has established a place of business in the Cayman Islands) and is carrying on “securities investment business” must be licensed or exempted from licensing under the SIB Law.

The SIB Law provides an exhaustive list of those activities which constitute the carrying on of “securities investment business”, including dealing in securities, managing securities and advising on securities.

An entity incorporated or established in the Cayman Islands (or incorporated or registered outside the Cayman Islands but which has established a place of business in the Cayman Islands) and carrying on “securities investment business” may, where it complies with the applicable criteria prescribed under the SIB Law, apply to the CIMA, for exemption from licensing under the SIB Law as an “Excluded Person” or, in certain circumstances, may be exempted without the requirement for such application.

PGAM being incorporated in the Cayman Islands, have been registered as an “Excluded Person” with CIMA under the SIB Law.

MANAGEMENT

Set forth below is information concerning our directors, executive officers and other key employees.

The following individuals are members of the Board and executive management of the Registrant.

Directors and Executive Officers	Age	Position/Title
Mr. Hongtao Shi	43	Director, Chairman of the Board of Directors, Chief Executive Officer
Mr. Chi Tak Sze	70	Founder, Director
Mr. Ngat Wong	36	Chief Operating Officer
Ms. Xiao Chen	32	Chief Financial Officer
Mr. Ken Lau	64	Managing Director, Wealth Management
Mr. Andrew Leung	40	Managing Director, Asset Management
Ms. Xiting Yang	29	Vice President, Wealth Management

The following is a brief biography of each of our executive officers and directors:

Mr. Hongtao Shi is our director and the chairman of the board of directors since January 2019 and  has been the chief executive officer since February 2019, and the chief executive officers of our operating subsidiaries since their inceptions. Mr. Shi has more than ten years of managerial and operational experience in financial industry. Prior to founding the company, Mr. Shi was CEO of Prestige Financial Holdings Group Limited, the holding group of our company, since it incepted in 2004. Before founding the holding group, Mr. Shi worked at Pacific United Inc. and was responsible for securities analysis from 2000 to 2004. Mr. Shi received his bachelor’s degree in Business Management from Towson University in Maryland, the United States in 1999 and studied in Central University of Finance in Business Management in the PRC from 1994 to 1996. He is in the progress of Global Senior Management Leadership Executive Program in Business School of Harvard University from December 2018.

Mr. Chi Tak Sze is our founder and director and is our ultimate beneficial shareholder. Mr. Chi Tak Sze is the father of Mr. Hongtao Shi, our chairman and chief executive officer. Mr. Sze is an experienced investor focusing on real estate and financial industry investment. Mr. Sze founded Prestige Financial Holdings Group Limited, the holding group of our company, in 2004 and is the sole director and 100% beneficial owner of the holding group. Mr. Sze served as the managing director at King Kong Investment Limited and Hang Tak Investment Limited from 1998 to 2005 in Macau. Mr. Sze enrolled and completed an Executive Program in Accounting in the School of Economics and Management in Wuhan University (China) from 1984 to 1987.

Mr. Ngat Wong has served as the Chief Operating Officer of Prestige Wealth Inc. since February 2019.Mr. Wong had worked with our affiliate, Prestige Financial Holding Group from 2015 to January 2019 as a managing partner focusing on its development. From 2007 to 2015, Mr. Wong served as an associate director of the investment banking division at CLSA Capital Markets Limited where his practice fields cover equity financings, debt offerings, pre-IPO investments, private placements and M&A advisory. Prior to that, Mr. Wong worked at Goldman Sachs (Asia) as an analyst in the investment banking division from 2006 to 2007. Mr. Wong received his bachelor’s degree in Finance and Accounting from The University of British Columbia in 2006 and his master’s degree in Business Administration from The University of Chicago Booth School of Business in 2017.

Ms. Xiao Chen has served as Chief Financial Officer of Prestige Wealth Inc. since February2019. Ms. Chen was a Managing Director and an executive director of Prestige Financial Holding Group from 2014 toJanuary2019, where she was involved in corporate finance projects to help Chinese companies to go public in the Hong Kong capital market and the overall management of Prestige Financial Holding Group. From 2013 to 2014, Ms. Chen served as the financial planning and analysis manager at DHgate.com. From 2010 to 2013, Ms. Chen was a senior auditor at Ernest &Young LLP. Ms. Chen holds membership with CPA Canada and is a fellow at Chartered Certified Accountant. Ms. Chen received her bachelor’s degree in accounting from the University of International Business and Economics in the PRC in 2010. She is a candidate of Master of Business Administration from Tsinghua University (degree expected in September 2019).

Mr. Ken Lau has served as a Managing Director of Prestige Wealth Management Limited since January 2019. From 2016 to 2018, Mr. Lau served as director and Responsible Officer of SFC Type 9 at BTL Asset Management. From 2014 to 2016, Mr. Lau served as a director of Private Banking Department at Bank of China. From 2012 to 2014, Mr. Lau served as an executive director at the Wealth Management Department of China International Capital Corporation. From 2008 to 2012, Mr. Lau also served as a director at the Private Banking Department of Bank of Singapore as well as ING Private Bank. Mr. Lau received his bachelor’s degree from University of Michigan in marine engineering, and his master’s degree in Business Administration from McMaster University.

Mr. Andrew Leung has served as a Managing Director and Responsible Officer (HK SFC Type 4 & 9 Activities) of Prestige Asset Management Limited since 2016. From 2015 to 2016, Mr. Leung served as portfolio manager of ARIA Capital Management, in charge of a long-short equity portfolio with a focus on “New China” investment theme. From 2013 to 2015, Mr. Leung served as a Senior Research Analyst at Everbright Capital Management Limited and SLS Capital Limited. From 2008 to 2012, Mr. Leung worked for Piper Jaffray Asia Securities Limited and Main First Securities as a research analyst. Mr. Leung received his bachelor’s degree in Engineering from The Chinese University of Hong Kong in 2000 and his master’s degree in Business Administration in The Hong Kong University of Science & Technology in 2007.

Ms. Xiting Yang has served as a Vice President of Prestige Wealth Management Limited from September 2017. From 2015 to 2017, Ms. Yang served as a relationship management officer at Bank of East Asia. From 2014 to 2015, Ms. Yang worked for Mission Hills Group as senior marketing executive of marketing communication. Ms. Yang received her bachelor’s degree in Management from The Open University of Hong Kong in 2011 and her master’s degree in engineering business management from The Hong Kong Polytechnic University & The University of Warwick in 2014.

Pursuant to our amended and restated articles of association as we expect them to become effective upon completion of this offering, the minimum number of directors shall consist of not less than three persons and there shall be no maximum number of directors unless otherwise determined from time to time by the shareholders in a general meeting. Unless removed or re-appointed, each director shall hold office until the expiration of his term, or his resignation from the Board, or until his successor shall have been elected and qualified. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting.

For additional information, see “Description of Share Capital”.

Family Relationships

Our founder and director, Mr. Chi Tak Sze, is the father of Mr. Hongtao Shi, our Chairman and Chief Executive Officer. Except for the foregoing, none of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon closing of this offering.

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. We have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

The board of directors of the Registrant, which currently consists of Mr. Hongtao Shi and Mr. Chi Tak Sze, are making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed. The Registrant first entered into employment agreements with executives in February 2019.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon closing of this offering: an audit committee, a compensation committee and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended September 30, 2018 and 2017 earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded $100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Hongtao Shi,	2018	0	0	0	0	0	0	0	0
CEO of Prestige Wealth Inc.	2017	0	0	0	0	0	0	0	0

Ngat Wong,	2018	0	0	0	0	0	0	0	0
COO of Prestige Wealth Inc.	2017	0	0	0	0	0	0	0	0

Xiao Chen,	2018	0	0	0	0	0	0	0	0
CFO of Prestige Wealth Inc.	2017	0	0	0	0	0	0	0	0

Agreements with Named Executive Officers

On February 1, 2019, we have entered into employment agreements with our executive officers, pursuant to which the payment of cash compensation and benefits shall become payable when the Company becomes a public reporting company in the US. Each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Mr. Hongtao Shi, our CEO, has a term of three years, from February 1, 2019 to January 31, 2022, and provides for an annual salary of $144,000, the payment of which commences when the Company becomes a public reporting company in the US.

Our employment agreement with Mr. Ngat Wong, our COO, has a term of three years, from February 1, 2019 to January 31, 2022, and provides for an annual salary of $120,000, the payment of which commences when the Company becomes a public reporting company in the US.

Our employment agreement with Ms. Xiao Chen, our CFO, has a term of three years, from February 1, 2019 to January 31, 2022, and provides for an annual salary of $120,000, the payment of which commences when the Company becomes a public reporting company in the US.

Compensation of Directors

For the fiscal years ended September 30, 2018 and 2017, we did not compensate our directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

●	each of our directors and executive officers who beneficially own our Ordinary Shares; and

●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on [5,000,000] Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares outstanding immediately after the completion of this offering.

The number and percentage of Ordinary Shares beneficially owned after the offering are based on [●] Ordinary Shares outstanding following the sale of [●] Ordinary Shares if the minimum offering amount is raised. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have 18 shareholders of record, none of which are located in the United States. All related party shareholders, and 5% or more shareholders will be subject to lock-up agreements. See “Shares Eligible For Future Sale — Lock-Up Agreements.” We will be required to have at least 400 shareholders at closing in order to satisfy the listing standard for NYSE American.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering Assuming Closing of Maximum Offering Amount		Percentage of Votes Held After this Offering Assuming Closing of Maximum Offering Amount
	Number	Percent	Number	Percent	Percent

Directors and Executive Officers:

Mr. Chi Tak Sze (1)	3,723,782	74.48%	—	—%		%

Hongtao Shi (2)	0	0%	—	—%		%

Ngat Wong (3)	190,000	3.80%	—	—%		%

Xiao Chen (4)	113,333	2.27%	—	—%		%

All directors and executive officers as a group	4,027,115	80.54%	—	—%		%

Principal Shareholders:

Prestige Financial Holdings Group Limited (1)	3,723,782	74.48%	—	—%		%

(1)	Mr. Chi Tak Sze is one of our directors and also the 100% owner of Prestige Financial Holdings Group Limited that holds 3,723,782 of Ordinary Shares.

(2)	Chairman of the Board of Directors and Chief Executive Officer

(3)	Chief Operating Officer

(4)	Chief Financial Officer

History of Share Capital

We are incorporated in the Cayman Islands as an exempted company with limited liability on October 25, 2018. On the date of our incorporation, we issued 1,000,000 Ordinary Shares to Prestige Financial Holdings Group Limited. On November 20, 2018, we further issued an additional 3,000,000 Ordinary Shares to Prestige Financial Holdings Group Limited pursuant to a contribution agreement dated on the even date. On December 27, 2018, we issued an additional 1,000,000 Ordinary Shares to certain shareholders pursuant to a share exchange agreement dated on the even date. For detailed discussion, please see “Item 7. Recent Sales of Unregistered Securities.”

All directors, officers and 5% holders have agreed to enter into lock-up agreements.

As of the date of this prospectus, our authorized share capital consists of $10,000 divided into 10,000,000 Ordinary Shares, par value $0.001 per share. Holders of Ordinary Shares are entitled to one vote per share. We will issue Ordinary Shares in this offering.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Upon completion of this offering, assuming a minimum offering of [●] Ordinary Shares is raised, Mr. Chi Tak Sze will hold [●]% of the combined total of our outstanding Ordinary Shares. If a maximum offering amount of [●] Ordinary Shares is raised, Mr. [●] will hold [●]% of the combined total of our outstanding Ordinary Shares. Following the completion of this offering, Mr. [●] will continue to have the power to act alone in approving any action requiring a vote of the majority of our Ordinary Shares and to elect all of our directors.

Material Transactions with Related Parties

Amounts due from related parties

The Company has amounts due from Ms. Xinyu Zhao, the spouse of Mr. Chi Tak Sze, the ultimate controlling shareholder of the Company in the amount of $2,993,980 as of September 30, 2018 and $2,653,794 as of January 31, 2019.

In November 2017, the Company started to generate revenues from its wealth management services operation in Hong Kong. In light of the small scale of the business at inception and the considerable amount of formalities and time required to open a corporate bank account, the individual bank account of Ms. Xinyu Zhao was used to collect referral fees earned by the Company. Ms. Zhao is the spouse of Mr. Chi Tak Sze, our director and controlling shareholder. In August 2018, the Company opened its corporate bank account in Hong Kong for its wealth management services and immediately ceased using Ms. Zhao’s individual bank account to collect referral fees.

As a result of this lack of corporate bank account specific to our wealth management services, any referral fees earned by the Company during the period from November 2017 to August 2018 were received in Ms. Zhao’s personal bank account and the Company had amounts due from Ms. Zhao in the amount of $2,993,980 as of September 30, 2018 and $2,653,794 as of January 31, 2019. The balance has not yet been fully returned to the Company. Pursuant to an acknowledgement letter executed by Ms. Zhao dated December 31, 2018, the unpaid balance is expected to be paid off in full as soon as practicable but no later than the effectiveness of this Registration Statement on Form F-1.

The amounts due from Ms. Xinyu Zhao, as spouse of our director, Mr. Sze, may be deemed a violation of Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits an issuer from extending or maintaining personal loans to its directors or executive officers (including loans extended to, or other arrangements made with, immediate family members of directors or officers). See “Risk Factors— We have amounts due from an immediate family of a director which may be deemed a violation of Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits an issuer from extending or maintaining personal loans to its directors or executive officers. As a result, we could become subject to criminal, civil or administrative sanctions or penalties and we may also face potential private securities litigation.”

Amounts due to related parties

The balances of amount due to related parties were mainly as following:

	September 30, 2018	September 30, 2017
Mr. Chi Tak Sze (1)	$166,474	$-
Ms. Xinyu Zhao (2)	173,712	-

The Company has amounts due to Mr. Chi Tak Sze in the amount of $166,474 as of September 30, 2018, representing an advance from shareholder for operational purposes. These amounts do not bear interest and are due on demand.

The Company has amounts due to Ms. Xinyu Zhao, in the amount of $173,712 as of September 30, 2018, representing the payment of salary to employees on behalf of the Company as well as an advance from Ms. Zhao for operational purposes.

Employment Agreements

See “Executive Compensation—Agreements with Named Executive Officers”.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised), as amended, of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital consisted of 10,000,000 ordinary shares, with a par value of $0.001 each.

As of the date of this prospectus, there were 5,000,000 ordinary shares issued and outstanding.

Upon the closing of this offering, we will have [●] ordinary shares issued and outstanding. Our authorized share capital post-offering will be $[●] divided into [●] ordinary shares of par value of $0.001 each.

Our amended and restated memorandum and articles of association will become effective immediately prior to completion of this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our company present in person or by proxy. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions contained in our amended and restated articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up, or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as NYSE America may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE America, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Repurchase and Redemption of Ordinary Shares

The Companies Law and our amended and restated articles of association permit us to purchase our own shares. In accordance with our amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

The board of directors may accept the surrender for no consideration of any fully paid share.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one or more shareholder entitled to vote and present in person or (in the case of a shareholder being a corporation) by its duly authorised representative or by proxy representing not less than one-third of all voting power of our share capital in issue.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our amended and restated articles of association provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements.

Changes in Capital

We may from time to time by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of a smaller amount; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the NYSE Listed Company Manual in lieu of following home country practice after the closing of this offering. The NYSE Listed Company Manual requires that every company listed on the NYSE America hold an annual general meeting of shareholders. In addition, our amended and restated articles of association allow our directors to call special meetings of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent seventy-five per cent in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires; and

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors of the Company at any time, whether at present or in the past, for losses, damages, costs, charges, actions and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favourable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the rights, preferences, privileges and restrictions of such preferred shares.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our amended and restated articles of association provide that shareholders may not approve corporate matters by way of unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Neither Cayman Islands law nor our amended and restated articles of association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by an ordinary resolution of shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by a majority of not less than two thirds of votes cast by members attending and voting at a meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by a special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and while application has been made for the Ordinary Shares to be listed on the NYSE American, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Ordinary Shares representing approximately [●]% of our Ordinary Shares in issue if the Ordinary Shares are offered and sold at the minimum offering amount, and approximately [●]% of our Ordinary Shares in issue if the Ordinary Shares are offered and sold at the maximum offering amount. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-up Agreements

We have agreed that we will not offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Ordinary Shares or any securities that are convertible into or exercisable or exchangeable for our Ordinary Shares, or file any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares (other than a registration statement on Form S-8) without the prior written consent of the underwriter for a period ending 180 days after the commencement of sales of the offering, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Each of our directors, executive officers, and existing beneficial owners of 5% or more of our outstanding Ordinary Shares has agreed, subject to some exceptions, not to offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares, without the prior written consent of the underwriter for a period ending 180 days after the commencement of sales of the offering. After the expiration of the 180-day period, Ordinary Shares held by our directors, executive officers or existing beneficial owners of 5% or more of our outstanding Ordinary Shares may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us, our directors and executive officers and our existing beneficial owners of 5% or more of our outstanding Ordinary Shares, such extension is waived by the underwriter.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of the Ordinary Shares on the NYSE American during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE American. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending March 31, 2019. Our actual PFIC status for the current taxable year ending March 31, 2019 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from no to yes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Hong Kong Enterprise Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the year of assessment of 2016/2017 and 2017/2018. As from year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any withholding tax in Hong Kong. See “Dividend Policy” for further details on our dividend policy.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Law of the Cayman Islands, the Company has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from November 2, 2018.

There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

UNDERWRITING

We expect to enter into an underwriting agreement with [●], as the underwriter named therein, with respect to the Ordinary Shares in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell a minimum offering amount of [●] Ordinary Shares and a maximum offering amount of [●] Ordinary Shares on a best efforts basis. The offering is being made without a firm commitment by the underwriter, which has no obligation or commitment to purchase any securities. The underwriter is not required to sell any specific number of dollar amount of Ordinary Shares but will use its best efforts to sell the Ordinary Shares offered.

We do not intend to close this offering unless we sell at least a minimum number of Ordinary Share, at the price per Ordinary Share set forth on the cover page of this prospectus, to result in sufficient proceeds to list our Ordinary Shares on the NYSE American. We plan to apply to list our Ordinary Shares on the NYSE American under the symbol “[●]”. Because this is a best efforts offering, the underwriter does not have an obligation to purchase any securities, and, as a result, we may not be able to sell the minimum number of Ordinary Shares. The offering may close or terminate, as the case may be, on the earlier of (i) any time after the minimum offering amount of our Ordinary Shares is raised, or (ii) 90 days from the date of this prospectus, or the expiration date. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.

The underwriting agreement provides that the obligation of the underwriter to sell the Ordinary Shares, on a best efforts basis, is subject to certain conditions precedent, including but not limited to (1) obtaining listing approval on NYSE American, (2) delivery of legal opinions and (3) delivery of auditor comfort letters. The underwriter is under no obligation to purchase any Ordinary Shares for its own account. To list on NYSE American, we are required to satisfy the financial and liquidity requirements of NYSE American. To qualify for listing, we will need to meet the pre-tax income standard requirements of having net income of $750,000 in either the last fiscal year or two out of three most recent fiscal years, total shareholders’ equity of above at least $4 million in the most recent fiscal year (on a pro forma basis for the initial public offering), having at least 400 round lot holders, a minimum bid price of $3 per Ordinary Share, a minimum of 1 million publicly-held shares, the market value of publicly held Ordinary Shares of at least $3 million, in addition to meeting the board independence requirement. We plan to apply to list our Ordinary Shares on NYSE American. Trading in the Ordinary Shares will commence within five days after the date of the initial issuance of Ordinary Shares pursuant to this prospectus. As an offering on a best efforts basis, there can be no assurance that the offering contemplated hereby will ultimately be consummated. The underwriter may, but is not obligated to, retain other selected dealers that are qualified to offer and sell the shares and that are members of the Financial Industry Regulatory Authority, Inc.

Discounts, Commissions and Expenses

We have agreed to pay the underwriter a fee equal to [●]% of the gross proceeds of the offering from investors introduced by the lead underwriter.

We have agreed to pay the underwriter’s reasonable out-of-pocket expenses incurred by the underwriter in connection with this offering up to $[●], including but not limited to (i) reasonable travel and out-of-pocket expenses; (ii) reasonable fees of legal counsel incurred by the underwriter in connection with the offering; (iii) the cost of any due diligence meetings; and (iv) preparation of bound volumes and Lucite cube mementos. We have agreed to pay in cash any unreimbursed expenses that have accrued as of the date of earlier termination of the agreement with the underwriter. As of [●], 2019, we have paid an advance of $[●] to the underwriter to be applied to the underwriter’s anticipated out-of-pocket expenses. Such advance payments will be returned to us to the extent such out-of-pocket expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have also agreed to grant to the underwriter a warrant covering a number of Ordinary Shares equal to [●]% of the aggregate number of the Ordinary Shares sold in the offering. The underwriter warrants will be exercisable, in whole or in part, during a period commencing on a date that is the commencement of sales of the offering and will expire on the three-year anniversary of the effective date of the offering. The underwriter warrants will be exercisable at a price equal to [●]% of the offering price and shall not be redeemable. We will register the shares underlying the underwriter warrants and will file all necessary undertakings in connection therewith. The underwriter warrants may not be sold, transferred, assigned, pledged or hypothecated for a period beginning from SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part (in accordance with FINRA Rule 5110), until 180 days after the commencement of sales of the offering, except that they may be assigned, in whole or in part, to any successor, officer, manager, member, or partner of the underwriter, and to members of the syndicate or selling group and their respective officers, managers, members or partners. The underwriter warrants may be exercised as to all or a lesser number of shares, and will provide for cashless exercise.

We have agreed to pay our expenses related to the offering. We estimate that our total expenses related to this offering, excluding the estimated commissions to the underwriter and payment of the underwriter’s expenses referred to above, will be approximately $[●].

Except as disclosed in this prospectus, the underwriter has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

The table below shows the per Ordinary Share and total commissions that we will pay to the underwriter.

	Minimum Offering Amount		Maximum Offering Amount
	Per Ordinary Share	Total	Per Ordinary Share	Total
Commissions to the underwriter ([●]%) for sales to investors introduced by the underwriter	$	$	$	$

We have agreed that, subject to certain exceptions, we will not without the prior written consent of the representatives, during the period ending 180 days after the commencement of sales of the offering (the “restricted period”):

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares;

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares; or

●	file any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares (other than a registration statement on Form S-8);

whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Each of our directors, executive officers and existing beneficial owners of 5% or more of our outstanding shares has agreed that, subject to certain exceptions, such director, executive officer or beneficial owner of 5% or more of our outstanding Ordinary Shares will not, without the prior written consent of the underwriter, during the restricted period:

●	offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares;

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares; or

●	make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares;

whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Prior to this offering, there has been no public market for the Ordinary Shares. The initial public offering price will be determined by negotiations between us and the underwriter. In determining the initial public offering price, we and the underwriter expects to consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the underwriter;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the underwriter and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriter can assure investors that an active trading market will develop for our Ordinary Shares, or that the shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriter may be required to make for these liabilities.

Terms of the Offering

We are offering, on a best efforts basis, a minimum of $[●] and a maximum of $[●]. The offering is being made without a firm commitment by the underwriter, which has no obligation or commitment to purchase any securities. The underwriter is not required to sell any specific number of dollar amount of the Ordinary Shares but will use its best efforts to sell of the Ordinary Shares offered. The Ordinary Shares are being offered for a period not to exceed 90 days. If the minimum offering amount is not raised prior to [●], all subscription funds from the escrow account will be returned to investors promptly without interest (since the funds are being held in a non-interest bearing account) or deduction of fees. The offering may terminate on the earlier of (i) any time after the minimum offering amount of our Ordinary Shares is raised, or (ii) 90 days from the date of this prospectus. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.

Escrow Agent and Deposit of Offering Proceeds

The underwriter and the Company have agreed in accordance with the provisions of SEC Rule 15c2-4 to cause all funds received by the underwriter for the sale of the Ordinary Shares to be promptly deposited in a non-interest bearing escrow account (the “Escrow Account”) maintained by [●] (the “Escrow Agent”) as escrow agent for the investors in the offering. The purpose of the Escrow Account is for (i) the deposit of all subscription monies (checks or wire transfers) which are received by the underwriter from prospective purchasers of our offered Ordinary Shares and are delivered by the underwriter to the Escrow Agent, (ii) the holding of amounts of subscription monies which are collected through the banking system, and (iii) the disbursement of collected funds. The Escrow Agent will exercise signature control on the escrow account and will act based on joint instructions from our Company and the underwriter. On the closing date for the offering, and presuming that all conditions to closing have been attained (i.e. NYSE approval and other conditions described herein) proceeds in the escrow account maintained by the Escrow Agent will be delivered to our company. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China, which may take as long as six months in the ordinary course.

The underwriter shall promptly deliver to the Escrow Agent all funds in the form of checks or wire transfers which it receives from prospective purchasers of our Ordinary Shares by the end of the next business day following receipt where internal supervisory review is conducted at the same location at which subscription documents and funds are received. Simultaneously with each deposit to the Escrow Account, the underwriter shall inform the Escrow Agent about the subscription information for each prospective purchaser. Upon the Escrow Agent’s receipt of such monies, they shall be credited to the Escrow Account. All checks delivered to the Escrow Agent shall be made payable to “[●], as Escrow Agent for Prestige Wealth Inc.” The Escrow Agent shall not be required to accept for credit to the Escrow Account or for deposit into the Escrow Account checks which are not accompanied by the appropriate subscription information. Wire transfers representing payments by prospective purchasers shall not be deemed deposited in the Escrow Account until the Escrow Agent has received in writing the subscription information required with respect to such payments.

No interest will be available for payment to either us or the investors (since the funds are being held in a non-interest bearing account). All subscription funds will be held in trust pending the raising of the minimum offering amount and no funds will be released to us until the completion of the offering. Release of the funds to us is based upon the Escrow Agent reviewing the records of the depository institution holding the escrow to verify that the funds received have cleared the banking system prior to releasing the funds to us. All subscription information and subscription funds through checks or wire transfers should be delivered to the Escrow Agent. Failure to do so will result in subscription funds being returned to the investor. In event that the offering is terminated, all subscription funds from the escrow account will be returned to investors. We have appointed, an independent third party, as our Escrow Agent.

If we do not terminate this offering before the offering is terminated, all amounts will be promptly returned to the investors as described below. In the event of any dispute between us and the underwriter, including whether and how funds are to be reimbursed, the Escrow Agent is entitled to petition a court of competent jurisdiction to resolve any such dispute.

Investors must pay in full for Ordinary Shares at the time of investment. Payment for the shares may be made (i) by check, bank draft or money order made payable to “[●], as Escrow Agent for Prestige Wealth Inc.” and delivered to the underwriter no less than four business days before the date of closing, or (ii) by wire made payable to “[●], as Escrow Agent for Prestige Wealth Inc.” The checks, bank drafts and money orders will be forwarded/returned by the underwriter and their dealers to the Escrow Agent by noon of the following business day. The underwriter will inform prospective purchasers of the anticipated date of closing.

Proceeds deposited in escrow with the Escrow Agent may not be withdrawn by investors prior to the earlier of the closing of the offering or the date the offering is terminated. If the offering is withdrawn or canceled or terminated and proceeds therefrom are not received by us on or prior to the date the offering is terminated, all proceeds will be promptly returned by the Escrow Agent without interest or deduction to the persons from which they are received (within one business day) in accordance with applicable securities laws. All such proceeds will be placed in a non-interest bearing account pending such time.

Price Stabilization

The underwriter will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal. Under these rules and regulations, the Underwriter:

●	may not engage in any stabilization activity in connection with our securities; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the Ordinary Shares we are offering was determined by us in consultation with the underwriter based on discussions with potential investors in light of the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the Offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriter. In addition, Ordinary Shares may be sold by the underwriter to securities dealers who resell Ordinary Shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the New York Stock Exchange listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[●]
NYSE American Listing Fee	$	[●]
FINRA	$	[●]
Legal Fees and Expenses	$	[●]
Accounting Fees and Expenses	$	[●]
Printing and Engraving Expenses	$	[●]
Miscellaneous Expenses	$	[●]
Total Expenses	$	[●]

These expenses will be borne by us. Underwriting discounts and commissions will be borne by us in proportion to the numbers of ordinary shares sold in the offering.

LEGAL MATTERS

The validity of the Ordinary Shares and certain other legal matters as to United States Federal and New York State law in connection with this offering will be passed upon for us by Hunter Taubman Fischer & Li LLC. The underwriter is being represented by [●] with respect to legal matters of United States federal and New York State law. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman, our counsel as to Cayman Islands law. Legal matters as to Hong Kong law will be passed upon for us by Miao & Co.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

EXPERTS

The consolidated financial statements as of September 30, 2018 and 2017 and for the years ended September 30, 2018, and 2017 included in this prospectus have been so included in reliance on the report of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Marcum Bernstein & Pinchuk LLP is located at New York.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PRESTIGE WEALTH INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Prestige Wealth Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Prestige Wealth Inc. (the “Company”) as of September 30, 2018 and 2017, the related consolidated statements of comprehensive income (loss), shareholders’ equity (deficit) and cash flows for each of the two years in the period ended September 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2018.

New York, New York

February 15, 2019

PRESTIGE WEALTH INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2018	September 30, 2017
ASSETS
Cash and cash equivalents	$435,847	$137,407
Accounts receivable	409,530	13,258
Amounts due from related parties	3,036,182	7,760
Prepaid expenses and other assets	385,716	68,923
Deferred tax assets	10,351	-
Total assets	4,277,626	227,348

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Tax payable	578,003	-
Amounts due to related parties	394,357	29,123
Other payables and accrued liabilities	93,571	3,734
Total liabilities	1,065,931	32,857

Shareholders’ equity
Ordinary share ($0.001 par value, 10,000,000 shares authorized, 5,000,000 shares issued and outstanding as of September 30, 2018 and 2017) *	5,000	5,000
Subscription receivable	(5,000)	(5,000)
Additional paid in capital	449,359	385,657
Retained earnings (accumulated deficit)	2,760,741	(190,797)
Accumulated other comprehensive income (loss)	1,595	(369)
Total shareholders’ equity	3,211,695	194,491

Total liabilities and shareholders’ equity	$4,277,626	$227,348

* The shares are presented on a retroactive basis to reflect the nominal share issuance.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the years ended September 30,
	2018	2017
Net revenue
Wealth management services
Referral fees	$3,586,309	$-
Subtotal	3,586,309	-

Asset management services
Performance fees	89,594	10,849
Management fees	82,360	17,189
Subscription fees	8,500	59,671
Subtotal	180,454	87,709
Total net revenue	3,766,763	87,709

Operation cost and expenses
Selling, general and administrative expenses	248,328	246,352
Total operation cost and expenses	248,328	246,352

Income (loss) from operations	3,518,435	(158,643)

Other income	378	83

Income (loss) before income taxes provision	3,518,813	(158,560)
Income taxes provisions	567,275	-

Net income (loss)	$2,951,538	$(158,560)

Other comprehensive income (loss)
Foreign currency translation adjustment	1,964	(347)
Total comprehensive income (loss)	$2,953,502	$(158,907)

Earnings (loss) per ordinary share *
Basic and diluted	$0.590	$(0.032)

Weighted average number of ordinary shares outstanding *
Basic and diluted	5,000,000	5,000,000

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

					(Accumulated	Accumulated
				Additional	deficit)	other	Total
	Ordinary Shares		Subscription	paid	retained	comprehensive	shareholders’
	Shares *	Amount	receivable	in capital	earnings	income (loss)	equity (deficit)

Balance, September 30, 2016	5,000,000	$5,000	$(5,000)	$-	$(32,237)	$(22)	$(32,259)
Capital contribution	-	-	-	385,657	-	-	385,657
Net loss	-	-	-	-	(158,560)	-	(158,560)
Foreign currency translation adjustment	-	-	-	-	-	(347)	(347)
Balance, September 30, 2017	5,000,000	$5,000	$(5,000)	$385,657	$(190,797)	$(369)	$194,491
Capital contribution	-	--	-	63,702	-	-	63,702
Net income	-	--	-	-	2,951,538	-	2,951,538
Foreign currency translation adjustment	-	--	-	-	-	1,964	1,964
Balance, September 30, 2018	5,000,000	$5,000	$(5,000)	$449,359	$2,760,741	$1,595	$3,211,695

*	The shares are presented on a retroactive basis to reflect the nominal share issuance.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended September 30
	2018	2017
Cash flows from operating activities
Net income (loss)	$2,951,538	$(158,560)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred tax benefit	(10,351)	-
Changes in assets and liabilities:
Accounts receivable	(396,272)	(13,258)
Amounts due from related parties	(3,028,422)	(7,760)
Prepaid expenses and other assets	(316,793)	(68,923)
Amounts due to related parties	365,234	(3,136)
Tax payable	578,003	-
Other payables and accrued liabilities	89,837	3,734
Net cash provided by (used in) operating activities	232,774	(247,903)

Cash flows from financing activities:
Proceeds from shareholder’s capital contribution	63,702	385,657
Net cash provided by financing activities	63,702	385,657

Effect of exchange rate changes on cash and cash equivalents	1,964	(347)

Net change in cash and cash equivalents	298,440	137,407

Cash and cash equivalents, beginning of the year	137,407	-
Cash and cash equivalents, end of the year	$435,847	$137,407

Supplemental cash flow information
Interest expense paid	$-	$-
Income tax paid	$-	$-

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 ORGANIZATION

Prestige Wealth Inc. (“PWI”, or the “Company”) is a limited company established under the laws of the Cayman Islands on October 25, 2018. It is engaged in providing private wealth management services and asset management to high-net-worth and ultra-high-net-worth individuals and enterprises through its subsidiaries.

Prestige Private Wealth Management Limited (“PPWM”), which was 100% controlled by PWI, was incorporated in British Virgin Islands on May 23, 2014, and is engaged in providing private wealth management services to third parties and to earn the referral fees.

Prestige Wealth Management Limited (“PWM”) is a fully owned subsidiary of PPWM. It was established on January 26, 2015 in Hong Kong, which provides private wealth management services to third parties.

Prestige Asset International Inc. (“PAI”) was incorporated in British Virgin Islands on December 4, 2015 and was 100% controlled by PWI.

Prestige Asset Management Limited (the “Investment Advisor” or “PAM”) is a wholly-owned subsidiary of PAI. It was established in accordance with laws and regulations of Hong Kong on December 14, 2015, which serves as the investment advisor and provides investment advisory services to third parties with respect to identifying suitable target investment projects that fit the specific investment needs of investors.

Prestige Global Asset Management Limited (the “Manager” or “PGAM”) is a wholly-owned subsidiary of PAI. It was established on June 8, 2016 under the laws of the Cayman Islands, and provides asset management services by managing various investment portfolios to high-net-worth and ultra-high-net-worth individuals and enterprises.

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company undertook a reorganization on December 27, 2018, and became the ultimate holding company of PPWM, PWM, PAI, PAM and PGAM, which were all controlled by the same shareholders. The Company together with its subsidiaries were effectively controlled by the same shareholders before and after the reorganization and therefore the reorganization is considered under common control and was accounted for similar to the pooling method of accounting. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying.

Group chart of the Company after reorganization is set out below:

Details of the subsidiaries of the Company after reorganization are set out below:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
Prestige Private Wealth Management Limited (“PPWM”)	May 23, 2014	British Virgin Islands	100%	Private wealth management service provider
Prestige Wealth Management Limited (“PWM”)	January 26, 2015	Hong Kong	Wholly owned subsidiary of PPWM	Private wealth management service provider
Prestige Asset International Inc. (“PAI”)	December 4, 2015	British Virgin Islands	100%	Inactive
Prestige Asset Management Limited (the “Investment Advisor” or “PAM “)	December 14, 2015	Hong Kong	Wholly owned subsidiary of PAI	Investment advisor
Prestige Global Asset Management Limited (the “Manager” or “PGAM”)	June 8, 2016	Cayman Islands	Wholly owned subsidiary of PAI	Asset management services provider

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of all the subsidiaries of the Company. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: govern the financial and operating policies; appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued amended consolidation guidance with the issuance of ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The revised consolidation guidance, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. After evaluating the impact of the above guidance, the Company determined that there was no investment fund that should be consolidated as of September 30, 2018 and 2017.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts, and the assessment of the valuation allowance on deferred tax assets. Actual results could differ from these estimates.

Fair value measurement

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Company is responsible for considering the carrying amount of cash, accounts receivable, other receivables, other payable and accrued liabilities, based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

Cash and cash equivalents

Cash and cash equivalents consist of the Company’s demand deposit placed with financial institutions.

Accounts receivable

Accounts receivable represented accounts due from the Company’s customers. An allowance for doubtful accounts may be established and recorded in the period in which a loss is determined to be probable. The Company reviews its receivables on a regular basis and also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted. No allowance was required as of September 30, 2018 and 2017.

Prepaid expenses and other assets

Prepaid expenses and other assets are comprised of other receivables and prepaid expenses, including prepaid audit fee, prepaid staff insurance, the payment of legal fee and admin fee on behalf of the fund. The Company reviews other receivables on a regular basis and also makes specific allowance if there is strong evidence indicating that other receivables is likely to be unrecoverable. Other receivables balances are written off after all collection efforts have been exhausted. No allowance was required as of September 30, 2018 and 2017.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue recognition

Revenues primarily consist of referral fees, performance fees, management fees, and subscription fees.

Revenue is recognized when all of the following conditions are met for each deliverable: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable and (iv) collectability is reasonably assured.

Revenue recognition policies for each type of service are discussed as follows:

Referral fees

The Company derives revenue primarily at the time when a high net worth client subscribes to wealth management products through the use of brokers the Company works with, such client has paid premium and the applicable free look period has elapsed. The Company is then entitled to receive referral fees paid directly by the brokers; the referral fees are computed as a percentage of the first year premiums and renewal premiums to be paid by the clients.

Revenue on first year premiums is recognized when a high net worth client subscribes to wealth management products through the use of brokers the Company works with, such client has paid the requisite premiums and the applicable free look period has expired. Revenue on renewal premiums is recognized on the renewal date, when renewal premiums are due.

Referral fees were $3,586,309 and $nil for the years ended September 30, 2018 and 2017, respectively.

Performance fees

The Company is entitled to receive a performance fee based on the extent by which the funds’ investment performance exceeds the high-water mark. A high-water mark is the highest peak in value that an investment fund has reached. When the fund’s net asset value has reached a new water mark, the Company is entitled to obtain 10% to 13.5% of the incremental portion; this fee is required to be paid to the Company on a quarterly basis and is nonrefundable.

The Company recognizes revenues when the performance fee was accrued reasonably practicable as soon as the net asset value calculation was completed by the fund administrator and approved by the Company by the end of each quarter.

Performance fees were $89,594 and $10,849 for the years ended September 30, 2018 and 2017, respectively.

Management fees

The Company is entitled to receive a management fee of one-twelfth of 0.8% to 1.5% of the net asset value attributable to client’s respective equity holding positions in each fund (before deduction of that months’ management fee and any accrued performance fee) on a monthly basis, and it is nonrefundable.

The management fee will be payable in US Dollars monthly in arrears as soon as the net asset value calculation was completed by the fund administrator and approved by the Company by the end of each month and recognized as revenue after the related services are rendered in accordance with the private placement memorandum.

Management fees were $82,360 and $17,189 for the years ended September 30, 2018 and 2017, respectively.

Subscription fees

Subscription fees are earned by the Company primarily at the beginning of the subscription period for most of the funds when applicable. Subscription fee is a one-off nonrefundable charge.

The Company recognizes revenues when the investment funds are successfully established and the subscription fee is payable to the Company after the investor has completed the initial investment.

Subscription fees were $8,500 and $59,671 for the years ended September 30, 2018 and 2017, respectively.

Operation cost and expenses

Operation cost and expenses are recorded on the accrual basis, which mainly include wages, rentals and other operating expenses, such as administrative expenses, bank charges, accounting and audit fees. Operation cost and expenses were $248,328 and $246,352 for the years ended September 30, 2018 and 2017, respectively.

Income tax

The Company accounts for income taxes in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets is for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of September 30, 2018 and 2017, the Company recorded valuation allowance of $36,361 and $36,445, respectively. Current income taxes is provided for in accordance with the laws of the relevant taxing authorities.

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended September 30, 2018 and 2017, and there were no uncertain tax positions as of September 30, 2018 and 2017. All tax returns since the Company’s inception are still subject to examination by tax authorities. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Comprehensive income (loss)

Comprehensive income (loss) is comprised of the Company’s net income (loss) and other comprehensive income (loss). The component of other comprehensive income or loss is consisted solely of foreign currency translation adjustments, net of the income tax effect.

Functional currency and foreign currency translation and transactions

The Company’s reporting currency is the U.S. dollar (“US$”). The functional currency of PPWM, PWM and PAM is Hong Kong dollar, while the functional currency of PGAM and PAI is U.S. dollar. In the consolidated financial statements, the financial information of the Company’s subsidiaries has been translated into US$. Assets and liabilities are translated at the exchange rates on each balance sheet date, while equity amounts are translated at historical exchange rates, except for changes in retained earnings (accumulated deficit) during the year which is the result of income statement translation process, and revenues, expenses, gains and losses are translated using the average exchange rates during each of the years. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of comprehensive income (loss). The exchange rates as of September 30, 2018 and September 30, 2017 are 7.8280 and 7.8100, respectively. The average exchange rates for the years ended September 30, 2018 and 2017 are 7.8332 and 7.7817, respectively.

Earnings per share

Basic earnings per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. There is no dilutive effect for the years ended September 30, 2018 and 2017.

Recent accounting developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. The core principle of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Therefore, the Company will not be subject to the same new or revised accounting standards as public companies that are not EGCs. The Company anticipates adopting this new guidance on October 1, 2019, and will apply a modified retrospective method. The Company is currently evaluating the impact the adoption of this guidance may have on its financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. It also impacts the presentation and disclosure requirements for financial instruments. It is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, while for EGCs the amendment will become effective for fiscal years beginning after December 15, 2018. Early adoption is permitted only for certain provisions. The Company is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018. For EGCs, the amendments in ASU 2016-02 will become effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-10 and No. 2018-11, Leases (ASC 842). ASU 2018-10 provides narrow amendments that clarify how to apply certain aspects of the guidance in ASU 2016-02. ASU 2018-11 provides entities with an option of an additional transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. It also provides lessors an option to not separate lease and non-lease components when certain criteria are met. The Company is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, while for EGCs, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash”. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For EGCs, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments Take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, for EGCs, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05, Income Taxes (Topic 740) – Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This update adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 – the date on which the Tax Act was signed into law. The Company does not expect that adopting this guidance will have any material impacts on its financial statements as the Company does not have any US entities nor US operations.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

Note 3 CONCENTRATIONS

Credit risk

Credit risk is the risk that an issuer or counterparty will be unable or unwilling to meet a commitment (including the payment of amounts arising from derivative contracts) in full when due, that the issuer or counterparty have entered into with the Company. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The bank accounts are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of September 30, 2018 and 2017, $435,847 and $137,407 were deposited in banks located in Hong Kong.

Concentration risk

For the year ended September 30, 2018, two customers accounted for 76.93% and 17.93% of the Company’s revenues, respectively. For the year ended September 30, 2017, two customers accounted for 56.68% and 43.32% of the Company’s revenues, respectively. As of September 30, 2018, two customers accounted for 87.03% and 12.66% of the Company’s accounts receivable balances. As of September 30, 2017, two customers accounted for 83.61% and 16.39% of the Company’s accounts receivable balances.

Note 4 ACCOUNTS RECEIVABLE

Accounts receivable consist of the following items:

	September 30, 2018	September 30, 2017
Referral fees	$356,413	$-
Performance fees	40,000	6,178
Management fees	13,117	6,080
Subscription fees	-	1,000
Total	$409,530	$13,258

Note 5 PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following items:

	September 30, 2018	September 30, 2017
Fund advance payment(1)	$263,608	$67,231
Prepaid audit fee	119,859	-
Prepaid legal fee	2,157	1,193
Others	92	499
Total	$385,716	$68,923

(1)	The balance as of September 30, 2018 and 2017 mainly comprised of the legal fees and the management fees, which were paid on behalf of the funds.

Note 6 OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following items:

	September 30, 2018	September 30, 2017
Service fee payable	$86,072	$-
Accrued payroll	6,464	-
Mandatory provident fund payable	996	1,313
Accrued miscellaneous expense	39	2,421
Total	$93,571	$3,734

Note 7 TAXATION

The Company and its subsidiaries file tax returns separately.

1) Income tax

The Company is a Cayman Islands exempted company and currently conducts operations primarily through subsidiaries in Hong Kong.

The Cayman Islands

The Company and PGAM are incorporated in the Cayman Islands and the Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Law of the Cayman Islands, the Company has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from November 2, 2018.

There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but are otherwise not a party to any other double tax treaties.

British Virgin Islands

PPWM and PAI are subsidiaries of the Company incorporated in the British Virgin Islands (BVI). There is no income or other tax in the British Virgin Islands imposed by withholding or otherwise on any payment to be made to or by the subsidiary incorporated in the British Virgin Islands.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. The Comapny’s subsidiaries registered in Hong Kong are now subject to the new assessments in Hong Kong beginning in our fiscal year 2019. All the Hong Kong subsidiaries that are not entitled to any tax holiday were previously subject to income tax at a rate of 16.5%. The Company’s subsidiaries, PWM and PAM, in Hong Kong did not have assessable profits that were derived in Hong Kong for the fiscal years ended September 30, 2018 and 2017. Therefore, no Hong Kong profit tax has been provided for the fiscal years ended September 30, 2018 and 2017. PPWM, the Company’s BVI subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PPWM is subject to Hong Kong profit tax with statutory tax rate of 16.5% according to the relevant tax laws and regulations of Hong Kong.

The components of the income taxes provision are:

	For the years ended September 30,
	2018	2017
Current	$577,619	$-
Deferred	(10,344)	-
Total income taxes provision	$567,275	$-

According to tax regulations, net operating losses can be carried forward to offset operating income indefinitely.

Significant components of deferred tax assets were as follows:

	September 30, 2018	September 30, 2017
Deferred tax assets
Net operating loss carried forward(1)	$46,712	$36,445
Total deferred tax assets	46,712	36,445
Valuation allowance	(36,361)	(36,445)
Deferred tax asset, net	$10,351	-

(1)	The Company had net operating loss carry-forwards of $284,463 and $221,774 from its Hong Kong subsidiaries operations as of September 30, 2018 and 2017, respectively, which are available to reduce future taxable income, and all of these losses can be carried forward indefinitely. The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. As of September 30, 2018 and 2017, the valuation allowance is $36,361 and $36,445, respectively.

The movement of valuation allowance is as follows:

	For the years ended September 30,
	2018	2017
Balance at beginning of the year	$36,445	$5,323
Current year addition	-	31,160
Current year reversal	-	-
Exchange rate effect	(84)	(38)
Balance at end of the year	$36,361	$36,445

Reconciliation between the Hong Kong statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	For the years ended September 30,
	2018	2017
Income (loss) before income taxes provision	$3,518,813	$(158,560)
Income tax statutory rate	16.5%	16.5%
Income tax expense (benefit) at statutory tax rate	580,604	(26,162)
Reconciling items:
Effect of tax-exempt for subsidiaries incorporated in Cayman Islands	(13,245)	(4,960)
Effect of change in valuation allowance	(84)	31,122
Income tax expense (benefit)	567,275	-
Effective income tax rate	16.12%	-

Note 8 RELATED PARTIES BALANCES AND TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)	Mr. Chi Tak Sze, the controlling shareholder and one of the directors of the Company.
(b)	Ms. Xinyu Zhao, spouse of Mr. Chi Tak Sze.
(c)	Mr. Hongtao Shi, the Chief Executive Officer and Chairman of the Company.
(d)	Mr. Ngat Wong, the Chief Operating Officer of the Company.
(e)	Prestige Securities Limited, an entity controlled by Mr. Chi Tak Sze.
(f)	Prestige Financial Holdings Group Limited, a holding company controlled by Mr. Chi Tak Sze.

Amounts due from related parties

The balances of amount due from related parties were as following:

	September 30, 2018	September 30, 2017
Ms. Xinyu Zhao (1)	$2,993,980	$-
Prestige Financial Holdings Group Limited (2)	39,583	7,760
Prestige Securities Limited (3)	2,619	-
Total	$3,036,182	$7,760

(1)	In November 2017, the Company started to generate revenues from its wealth management services operation in Hong Kong. In light of the small scale of the business at inception and the considerable amount of formalities and time required to open a corporate bank account, the individual bank account of Ms. Xinyu Zhao was used to collect referral fees earned by the Company. In August 2018, the Company opened its corporate bank account in Hong Kong for its wealth management services and immediately ceased using Ms. Zhao’s individual bank account to collect referral fees. As a result of this lack of corporate bank account specific to the wealth management services, any referral fees earned by the Company during the period from November 2017 to August 2018 were received in Ms. Zhao’s personal bank account and the Company had amounts due from Ms. Zhao in the amount of $2,993,980 as of September 30, 2018 and $2,653,794 as of January 31, 2019. The balance has not yet been fully returned to the Company. Pursuant to an acknowledgement letter executed by Ms. Zhao dated December 31, 2018, the unpaid balance is expected to be paid off in full as soon as practicable but no later than the effectiveness of this Registration Statement on Form F-1. The amounts due from Ms. Xinyu Zhao, as spouse of the Company’s director, Mr. Sze, may be deemed a violation of Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits an issuer from extending or maintaining personal loans to its directors or executive officers (including loans extended to, or other arrangements made with, immediate family members of directors or officers).

(2)	The balance as of September 30, 2018 and 2017 mainly represented the payment of salary and the mandatory provident funds on behalf of Prestige Financial Holdings Group Limited.

(3)	The balance as of September 30, 2018 mainly represented the payment of salary and the mandatory provident funds on behalf of Prestige Securities Limited.

Amounts due to related parties

The balances of amount due to related parties were as following:

	September 30, 2018	September 30, 2017
Mr. Chi Tak Sze (1)	$166,474	$-
Ms. Xinyu Zhao (2)	173,712	-
Prestige Securities Limited(3)	32,113	29,123
Mr. Ngat Wong (4)	22,058	-
Total	$394,357	$29,123

(1)	The balance as of September 30, 2018 represented the fund transferred from the shareholder for operation purpose. These amounts were not interest bearing and are due on demand.

(2)	The balance as of September 30, 2018 mainly represented the payment of salary to employees on behalf of the Company as well as the transfer from the shareholder for operational purposes.

(3)	The balance mainly represented the payment of salary, legal fee on behalf of the Company and the rental payable.

(4)	The balance as of September 30, 2018 represented the transfer for operational purposes.

Related party transactions

The details of the related party transactions were as follows:

	For the years ended September 30,
	2018	2017
Rental expenses incurred by renting from Prestige Securities Limited (1)	$(30,638)	$(14,136)
Salary and legal fee paid by Prestige Securities Limited on behalf of the Company.	-	(14,142)
Salary and miscellaneous expense paid by Ms. Xinyu Zhao on behalf of the Company.	(46,019)	-
Fund transferred from Mr. Ngat Wong for operation purpose.	(22,058)	-
Fund transferred from Mr. Chi Tak Sze for operation purpose	(166,474)	-
Fund transferred from Ms. Xinyu Zhao for operation purpose	(383,240)	-
Repayment of Salary to Prestige Securities Limited	-	31,135
Salary and miscellaneous expense paid by the Company on behalf of Prestige Securities Limited	11,072	-
Salary paid by the Company on behalf of Prestige Financial Holdings Group Limited	31,842	7,760
Referral fee collected by Ms. Xinyu Zhao on behalf of the Company	3,249,528	-

(1)	Prestige Securities Limited is an entity controlled by Mr. Chi Tak Sze. The Company leases the office premises from Prestige Securities Limited under non-cancelable operating leases with an expiration date on July 31, 2021. The monthly rental expense is HKD 20,000.

Note 9 COMMITMENTS AND CONTINGENCIES

Operating leases commitments

Minimum future commitments under non-cancelable operating lease agreements as of September 30, 2018 are follows:

Years Ending September 30,	Lease Commitment
2019	$30,659
2020	30,659
2021	25,549
Total	$86,867

Rental expenses for the years ended September 30, 2018 and 2017 were $30,638 and $14,136, respectively.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

The Company has no significant pending litigation as of September 30, 2018.

Note 10 SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and accessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s assets are substantially all located in Hong Kong and substantially all of the Company’s revenue and expense are derived from Hong Kong. Therefore, no geographical segments are presented.

Note 11 SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of September 30, 2018 and 2017 were presented after giving retroactive effect to the reorganization of the Company that was completed on December 27, 2018. Immediately before and after reorganization, the Company, together with its subsidiaries, PPWM, PWM, PAI, PAM and PGAM were effectively controlled by the same shareholders; therefore, for accounting purpose, the reorganization was accounted for as a recapitalization.

Prestige Wealth Inc. was established under the laws of the Cayman Islands on October 25, 2018. The authorized number of ordinary shares is 10,000,000 shares with par value of $0.001 each. As of the date of this report, 5,000,000 ordinary shares were issued at par value, equivalent to a share capital of $5,000. The shares are presented on a retroactive basis to reflect the nominal share issuance. Please see Note 12 to the consolidated financial statements for additional information related to the nominal share issuance.

Note 12 NOMINAL SHARE ISSUANCE

On October 25, 2018, the Company issued 1,000,000 ordinary shares to Prestige Financial Holdings Group Limited, the Company’s controlling shareholder, at a par value of $0.001 per share with total consideration of $1,000. On November 20, 2018, the Company issued an additional 3,000,000 ordinary shares to Prestige Financial Holdings Group Limited, at a par value of $0.001 per share with total consideration of $3,000. On December 27, 2018, the Company issued an aggregate of 1,000,000 ordinary shares, at a par value of $0.001 per share with total consideration of $1,000, pro-rata to the shareholders of the Company as of such date. In accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic 4, the nominal share issuance was accounted for as a stock split and that all share and per share information has been retrospectively restated to reflect such stock split for all periods presented.

Note 13 ADDITIONAL PAID IN CAPITAL

As of September 30, 2018 and 2017, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

The shareholder of the Company made capital contribution of $63,702 and $385,657 to PAM for the years ended September 30, 2018 and 2017, respectively.

Note 14 SUBSEQUENT EVENT

The Company does not identify any events with material financial impact on the Company’s consolidated financial statements except those disclosed in Note 1 – Reorganization.

Ordinary Shares
(minimum offering amount)

Ordinary Shares
(maximum offering amount)

Prestige Wealth Inc.

Prospectus dated [●], 2019

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

On October 25, 2018, the Company issued 1,000,000 Ordinary Shares to Prestige Financial Holdings Group Limited for nominal consideration in a private transaction.

On November 20, 2018, we further issued an additional 3,000,000 Ordinary Shares to Prestige Financial Holdings Group Limited pursuant to a contribution agreement dated November 20, 2018 as consideration for the Company’s purchase of the 100% equity interest in PPWM. On December 27, 2018, we issued an aggregate of 1,000,000 Ordinary Shares pursuant to a share exchange agreement dated on the even date, with 906,582 Ordinary Shares to Prestige Financial Holdings Group Limited, 40,870 Ordinary Shares to Kington International Holdings Limited, 23,355 Ordinary Shares to Ensight Holdings Limited, and 29,193 Ordinary Shares to Pikachu Holdings Limited as consideration for the Company’s purchase of the 100% equity interest in PAI.

We believe that each of the above issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on February 15, 2019.

Prestige Wealth Inc.

By:	/s/ Hongtao Shi
Mr. Hongtao Shi
Chief Executive Officer,
Chairman of the Board of Directors
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Hongtao Shi	Chief Executive Officer, Director	February 15, 2019
Name: Hongtao Shi	(Principal Executive Officer)

/s/ Xiao Chen	Chief Financial Officer	February 15, 2019
Name: Xiao Chen	(Principal Accounting and Financial Officer)

/s/ Chi Tak Sze	Director	February 15, 2019
Name: Chi Tak Sze

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on February 15, 2019.

Hunter Taubman Fischer & Li LLC

By:	/s/ Ying Li
Name: Ying Li
Title: Partner and Member

EXHIBIT INDEX

Description
1.1	Form of Underwriting Agreement**

3.1	Form of Amended and Restated Memorandum of Association*

3.2	Form of Amended and Restated Articles of Association*

4.1	Specimen Certificate for Ordinary Shares**

5.1	Opinion of Conyers Dill & Pearman regarding the validity of the Ordinary Shares being registered**

8.1	Opinion of Miao & Co. regarding certain Hong Kong tax matters (included in Exhibit 99.2)

10.1	Form of Employment Agreement by and between executive officers and the Registrant*

10.2	Form of Indemnification Agreement with the Registrant’s directors and officers**

10.3	Rental Agreement dated July 15, 2018, by and between Prestige Securities Limited and Prestige Asset Management Limited*

10.4	Rental Agreement dated July 15, 2018, by and between Prestige Securities Limited and Prestige Wealth Management Limited*

10.5	Form of Prestige Global Allocation Fund Subscription Agreement *

10.6	Subsequent Subscription Form of Prestige Global Fund SPC *

10.7	Investment Management Agreement dated June 15, 2016, by and between Prestige Global Fund SPC (acting for and on behalf of Prestige Global Fund SPl) and Prestige Global Asset Management Limited *

10.8	Private Placement Memorandum of Prestige Global Fund SPC dated November 28, 2016 *

10.9	Prestige Quantitative Opportunities Fund | SP Supplement dated February 1, 2017 *

10.10	Investment Advisory Agreement dated February 21, 2017, by and between Prestige Global Asset Management Limited and Prestige Asset Management Limited *

10.11	Management Agreement dated February 21, 2017, by and between Prestige Global Allocation Fund and Prestige Global Asset Management Limited *

21.1	Subsidiaries*

23.1	Consent of Marcum Bernstein & Pinchuk LLP **

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3	Consent of Miao & Co. (included in Exhibit 99.2)

99.1	Code of Business Conduct and Ethics of the Registrant**

99.2	Opinion of Miao & Co., Hong Kong counsel to the Registrant, regarding certain Hong Kong law matters**

99.3	Consent of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co.**

*	Filed herewith.
**	To be filed by amendment.